Exhibit 99.1

CORPORACION AMERICA AIRPORTS REPORTS THIRD QUARTER 2025 RESULTS

Solid traffic performance supported double-digit growth in both Aeronautical and Commercial revenues

Achieved record high Adjusted EBITDA ex-IFRIC of $194 million with margin expanding 5.2pp YoY

Maintained robust liquidity with $540 million in Cash & Cash Equivalents and Net Debt to LTM Adjusted EBITDA of 0.9x

Luxembourg, November 24, 2025— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) one of the leading private airport operators in the world, reported today its unaudited, consolidated results for the three and nine-month periods ended September 30, 2025. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance with IFRS rule IAS 29 (“IAS 29”), as detailed in Section “Hyperinflation Accounting in Argentina” on page 23.

Third Quarter 2025 Highlights

▪	Consolidated Revenues ex-IFRIC12 reached $472.1 million, up 16.6% year-over-year (YoY), driven by increases of 18.0% and 15.2% in Commercial and Aeronautical revenues, respectively. Excluding rule IAS 29, consolidated revenues ex-IFRIC12 increased 17.5% YoY to $475.4 million.

▪	Key operating metrics:

▪	9.3% increase in passenger traffic to 23.3 million.

▪	3.4% decrease in cargo volume to 93.5 thousand tons.

▪	6.9% increase in aircraft movements to 230.3 thousand.

▪	Operating Income of $147.0 million, compared with $100.9 million in 3Q24.

▪	Adjusted EBITDA ex-IFRIC12 increased 33.6% to $194.3 million, from $145.4 million in the year-ago period. Excluding the impact of rule IAS 29, Adjusted EBITDA ex-IFRIC12 rose 34.9% to $195.3 million.

▪	Adjusted EBITDA margin ex-IFRIC12 expanded 5.2 percentage points to 41.2% from 35.9% in 3Q24. Adjusting for rule IAS 29, Adjusted EBITDA margin ex-IFRIC12 increased to 41.1% from 35.8% in the prior-year quarter.

▪	Maintained strong liquidity position with $540.4 million in Cash & Cash equivalents as of September 30, 2025.

▪	Net debt to LTM Adjusted EBITDA remained at 0.9x as of September 30, 2025, reflecting continued financial discipline and solid Adjusted EBITDA growth.

CEO Message

Commenting on the results for the quarter Mr. Martín Eurnekian, CEO of Corporación América Airports, noted: “We delivered another very strong quarter, achieving our highest Adjusted EBITDA to date supported by solid execution across our network. Traffic increased more than 9% year-over-year, supported by positive trends in nearly all our markets. Revenue growth once again outpaced traffic, rising 17% in the quarter, driven by broad-based strength across Aeronautical and Commercial revenues. We also saw another quarter of healthy revenue per passenger expansion, reflecting the success of our commercial initiatives. Adjusted EBITDA ex-IFRIC 12 increased nearly 34% year-over-year, supported by strong performances in Argentina, Armenia, Brazil, and Italy. To note, Argentina faced favorable comparison as 3Q24 had absorbed significant inflation-driven cost increases. As a result, the Adjusted EBITDA margin expanded by more than 5 percentage points.

We also advanced several initiatives aimed at enhancing the passenger experience and strengthening our commercial offering. Armenia inaugurated a fully redesigned Duty Free store, while Uruguay is undergoing an expansion of its Duty Free area and the construction of a new, larger VIP lounge.

Our strategic priorities across existing concessions also moved forward, with a focus on strengthening economics and creating value. In Argentina, we continue progressing through the AA2000 concession rebalancing process. In Armenia, the approval process for the Yerevan Airport capex program is progressing. And in Italy, the government issued the Environmental Impact Assessment decree last week, representing an important milestone in connection with the approval process of the Florence Airport master plan.

On the new business development front, we recently signed the Award Agreement for the Baghdad Airport project in Iraq, while government processes continue advancing in the Angola tender. We apply a disciplined approach to growth, pursuing new opportunities only when we have a clear understanding of the associated risks and are confident they will create long-term value. We continue evaluating additional opportunities across other countries.

Looking ahead, we expect positive traffic momentum to continue, although domestic growth in Argentina is anticipated to moderate from the exceptionally strong levels seen earlier in the year. Overall, we anticipate solid results in the fourth quarter, although not benefiting from the easier comparisons that supported third-quarter robust performance in Argentina.”

In sum, we remain focused on executing our strategy to drive revenue per passenger growth and strengthen our commercial offering. The combination of disciplined cost management and an expanding passenger base continues to reinforce our profitability and cash generation capacity.”

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	3Q25 as reported	3Q24 as reported	% Var as reported	IAS 29 3Q25	3Q25 ex IAS 29	3Q24 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers)	23.3	21.3	9.3%		23.3	21.3	9.3%
Revenue	527.3	461.8	14.2%	-4.8	532.1	462.8	15.0%
Aeronautical Revenues	246.0	213.5	15.2%	-2.5	248.5	214.1	16.1%
Non-Aeronautical Revenues	281.2	248.3	13.3%	-2.3	283.5	248.8	14.0%
Revenue excluding construction service	472.1	404.7	16.6%	-3.3	475.4	404.6	17.5%
Operating Income / (Loss)	147.0	100.9	45.6%	-29.0	175.9	125.6	40.1%
Operating Margin	27.9%	21.9%	601	0.0%	33.1%	27.1%	593
Net Income Attributable to Owners of the Parent	55.1	14.7	275.2%	6.1	48.9	3.1	1,479.0%
Basic EPS (US$)	0.34	0.09	270.4%	0.04	0.30	0.02	1,458.9%
Adjusted EBITDA	196.8	146.3	34.5%	-1.0	197.7	145.6	35.7%
Adjusted EBITDA Margin	37.3%	31.7%	564	-	37.2%	31.5%	569
Adjusted EBITDA Margin excluding Construction Service	41.2%	35.9%	523	-	41.1%	35.8%	530
Net Debt to LTM Adjusted EBITDA	0.9x	0.9x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (1)	0.9x	1.0x	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	LTM Adjusted EBITDA excluding impairments of intangible assets.

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	9M25 as reported	9M24 as reported	% Var as reported	IAS 29 9M25	9M25 ex IAS 29	9M24 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers)	64.4	58.5	10.0%		64.4	58.5	10.0%
Revenue	1,399.5	1,369.9	2.2%	-59.8	1,459.3	1,287.6	13.3%
Aeronautical Revenues	677.4	659.1	2.8%	-31.1	708.5	616.2	15.0%
Non-Aeronautical Revenues	722.1	710.7	1.6%	-28.7	750.8	671.4	11.8%
Revenue excluding construction service	1,276.1	1,213.2	5.2%	-51.2	1,327.3	1,139.3	16.5%
Operating Income / (Loss)	356.2	336.0	6.0%	-107.7	463.9	371.9	24.8%
Operating Margin	25.5%	24.5%	92	-	31.8%	28.9%	291
Net (Loss) / Income Attributable to Owners of the Parent	140.0	244.9	-42.8%	-56.1	196.1	421.4	-53.5%
EPS (US$)	0.86	1.52	-43.2%	-0.35	1.21	2.62	-53.8%
Adjusted EBITDA	506.5	469.3	7.9%	-23.0	529.5	432.9	22.3%
Adjusted EBITDA Margin	36.2%	34.3%	193	-	36.3%	33.6%	266
Adjusted EBITDA Margin excluding Construction Service	39.1%	38.5%	54	-	39.3%	37.8%	146
Net Debt to LTM Adjusted EBITDA	0.9x	0.9x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (1)	0.9x	1.0x	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	LTM Adjusted EBITDA excluding impairments of intangible assets.

3Q25 Operating Performance

Passenger Traffic

Total passenger traffic increased by 9.3% YoY, reaching 23.3 million passengers, supported by both domestic and international segments. Domestic traffic rose by 10.1% YoY, primarily driven by robust performances in Argentina and Brazil, with additional support from Italy. International traffic expanded by 8.3% YoY, with most operating countries contributing positively, led by Argentina, Italy and Brazil, partially offset by softer results in Ecuador and Uruguay. Notably, Argentina contributed nearly 70% of the total YoY traffic increase during the quarter.

In Argentina, passenger traffic rose 12.7% YoY, supported by double-digit growth in both the international and domestic segments. Domestic traffic increased 10.8% YoY, maintaining its strong performance despite temporary disruptions caused by the ATEPSA union strikes on August 22, 24, and 26. Among other developments, JetSMART added another Airbus A321neo to its fleet, expanding its capacity by 230 seats, while Aerolíneas Argentinas launched the Córdoba–Esquel route and incorporated a new Boeing 737 MAX 8 to its fleet as part of its narrow-body fleet modernization plan. International passenger traffic increased by 15.9% YoY, moderating from the 18.5% growth recorded in 2Q25. LATAM increased frequencies between Córdoba and Lima and inaugurated a new route from Buenos Aires to Porto Alegre, with three weekly flights. JetSMART launched its Buenos Aires–Recife route with four weekly flights, and GOL resumed its seasonal São Paulo- Bariloche service with three weekly flights. Also during the quarter, Copa Airlines resumed flights to Salta, a route suspended since the onset of the pandemic, and initiated new service between Tucumán and Panama City. Notably, operations at Aeroparque and Ezeiza airports were temporarily affected by adverse weather conditions on July 8.

In Italy, passenger traffic rose by 6.8% YoY, supported by growth across international and domestic segments. International traffic, which represented 81% of total traffic, rose 6.9% YoY, driven by increases of 13.1% at Florence Airport and 3.2% at Pisa Airport. Meanwhile, domestic traffic increased by 5.7% YoY, supported by growth of 10.7% at Pisa Airport, reflecting higher flight frequencies from Ryanair, partially offset by a decline at Florence Airport.

In Brazil, total passenger traffic increased by 8.4% YoY, supported by improved traffic trends despite ongoing constraints in the aviation sector in the country. Domestic traffic, which represented nearly 60% of total traffic, rose by 11.4% YoY, while transit passengers rose by 3.9% YoY. International traffic, which accounted for just 5% of the mix, delivered a solid 10.7% YoY, contributing positively to overall performance.

In Uruguay, where air traffic is primarily international, total passenger traffic declined by 5.3% YoY, impacted by several days of adverse weather conditions that led to flight cancellations, as well as a six-day planned runway closure to complete the installation of a new Precision Instrument Landing System (ILS CAT IIIb). During the quarter, Azul Linhas Aéreas inaugurated a new route connecting Montevideo and Campinas, operating five weekly flights.

In Armenia, passenger traffic increased by 6.3% YoY to 1.9 million passengers, supported by continued strength in international demand and the entrance of new airlines and expanded connectivity. During the early months of 2025, several carriers including China Southern, Air Cairo, Salam Air, and Sky Express began operations at Yerevan’s Zvartnots. Additionally, Wizz Air established a new base at Zvartnots Airport, deploying two aircraft and introducing eight new direct routes to European destinations, which began operating in October.

In Ecuador, passenger traffic declined by 0.9% YoY amid ongoing public security concerns. International traffic decreased by 1.0% YoY, despite JetBlue expanding services to New York and Avianca increasing frequencies to New York, Bogotá, Medellín, and Buenos Aires. Domestic traffic rose 0.7% YoY, although demand remained constrained by elevated airfares. Additionally, scheduled runway repaving works led to a two-day suspension of operations in September temporarily impacting volumes.

Cargo Volume

Cargo volume decreased by 3.4% YoY, with reductions in all countries of operation, except Uruguay. Performance by country was as follows: Argentina (-3.5%), Armenia (-4.5%), Ecuador (-5.8%), Italy (-1.2%), Brazil (-4.1%), and Uruguay (+2.7%). In Argentina, cargo volume data remains preliminary and under review due to a system transition.

Aircraft Movements

Total aircraft movements increased by 6.9% YoY, with positive YoY contributions from all countries of operation, except Uruguay: Argentina (+8.2%), Brazil (+6.1%), Armenia (+9.7%), Italy (+8.2%), Ecuador (+1.7%), and Uruguay (-5.3%). Argentina, Brazil, and Italy accounted for over 80% of total aircraft movements in the quarter.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 36 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	3Q25	3Q24	% Var.
Domestic Passengers (in thousands)	11,697	10,628	10.1%
International Passengers (in thousands)	9,443	8,723	8.3%
Transit Passengers (in thousands)	2,174	1,985	9.5%
Total Passengers (in thousands)	23,314	21,336	9.3%
Cargo Volume (in thousands of tons)	93.5	96.8	-3.4%
Total Aircraft Movements (in thousands)	230.3	215.5	6.9%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	3Q25	3Q24	% Var.	3Q25	3Q24	% Var.	3Q25	3Q24	% Var.
	(thousands)			(tons)
Argentina	12,130	10,764	12.7%	48,276	50,052	-3.5%	122,880	113,582	8.2%
Italy	3,122	2,924	6.8%	3,034	3,072	-1.2%	27,899	25,791	8.2%
Brazil	4,441	4,097	8.4%	15,787	16,462	-4.1%	39,777	37,505	6.1%
Uruguay	531	561	-5.3%	8,006	7,796	2.7%	6,624	6,992	-5.3%
Ecuador (1)	1,231	1,242	-0.9%	8,180	8,687	-5.8%	19,853	19,516	1.7%
Armenia	1,859	1,748	6.3%	10,248	10,727	-4.5%	13,279	12,110	9.7%
TOTAL	23,314	21,336	9.3%	93,531	96,797	-3.4%	230,312	215,496	6.9%

1)	CAAP owns 99.9% of ECOGAL, which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for ECOGAL, which operates the Galapagos Airport in Ecuador, are accounted for under the equity method.

Revenues

Consolidated revenues increased by 14.2% YoY to $527.3 million. Excluding Construction Services and the impact of IAS 29, revenues rose 17.5% YoY to $475.4 million, outpacing the 9.3% growth in passenger traffic. This solid performance was supported by positive contributions across all countries of operations, with Argentina, Armenia, Brazil, and Italy delivering double-digit revenue growth. Both commercial and aeronautical revenues contributed to the increase.

The following table provides a breakdown of revenue performance by country. Further details on the performance of CAAP´s countries of operations can be found on page 11.

Revenues by Segment (in US$ million)

Country	3Q25 as reported	3Q24 as reported	% Var as reported	IAS 29	3Q25 ex IAS 29	3Q24 ex IAS 29	% Var ex IAS 29
Argentina	275.7	238.6	15.6%	-4.8	280.5	239.6	17.1%
Italy	49.3	42.2	16.9%	-	49.3	42.2	16.9%
Brazil	31.8	27.3	16.7%	-	31.8	27.3	16.7%
Uruguay	46.2	47.1	-1.9%	-	46.2	47.1	-1.9%
Armenia	94.9	77.5	22.4%	-	94.9	77.5	22.4%
Ecuador (1)	29.1	29.0	0.6%	-	29.1	29.0	0.6%
Unallocated	0.2	0.2	5.1%	-	0.2	0.2	5.1%
Total consolidated revenue (2)	527.3	461.8	14.2%	-4.8	532.1	462.8	15.0%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues increased 20.8% in Argentina (or 22.5% excluding IAS29), 20.1% in Armenia, 14.8% in Italy, 2.1% in Uruguay, 15.5% in Brazil and 0.6% in Ecuador.

Revenue Breakdown (in US$ million)

	3Q25 as reported	3Q24 as reported	% Var as reported	IAS 29	3Q25 ex IAS 29	3Q24 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	246.0	213.5	15.2%	-2.5	248.5	214.1	16.1%
Non-aeronautical Revenue	281.2	248.3	13.3%	-2.3	283.5	248.8	14.0%
Commercial revenue	224.6	190.3	18.0%	-0.8	225.4	189.7	18.8%
Construction service revenue (1)	55.2	57.1	-3.3%	-1.5	56.7	58.2	-2.6%
Other revenue	1.5	0.9	62.8%	0.0	1.5	0.9	62.8%
Total Consolidated Revenue	527.3	461.8	14.2%	-4.8	532.1	462.8	15.0%
Total Revenue excluding Construction Service revenue (2)	472.1	404.7	16.6%	-3.3	475.4	404.6	17.5%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Revenues accounted for 46.7% of total revenues, increasing 15.2% YoY to $246.0 million, or 16.1% to $248.5 million when excluding the impact of IAS 29. This performance was supported by a 9.3% increase in passenger traffic, with positive contributions from all countries of operations, except Ecuador and Uruguay. Argentina, was the main contributor with aeronautical revenues increasing 22.1%, or 23.8% excluding IAS 29, primarily reflecting a 15.9% increase in international traffic. Brazil, Armenia, and Italy, delivered strong revenues, with aeronautical revenues increasing 16.7%, 16.7%, and 9.8%, respectively, in line with passenger traffic growth. In contrast, Uruguay reported a 2.8% YoY decline, impacted by scheduled runway closures related to the installation of the new Instrument Landing System (ILS) Cat IIIb. Ecuador posted a modest 0.6% YoY decrease, driven by a minor drop in passenger traffic during the quarter.

Non-Aeronautical Revenues accounted for 53.3% of total revenues, growing by 13.3% YoY to $281.2 million, or by 14.0% YoY to $283.5 million when excluding the impact of IAS 29. Commercial revenues increased by 18.0% YoY, or by 18.8% excluding IAS 29, mainly driven by strong contributions from cargo revenues, as well as improved performance in VIP lounges, parking facilities, F&B services, and other passenger-related revenue streams. Growth in fuel-related revenues, primarily in Armenia, also contributed to this performance. Meanwhile, Construction service revenue declined by 3.3% YoY, or 2.6% excluding IAS 29, reflecting lower levels of capital expenditures in Argentina, during the period.

Operating Costs and Expenses

In 3Q25, Total costs and expenses, excluding construction service costs, increased by 7.9% YoY, or 9.1% to $313.9 million when excluding the impact of IAS 29. This increase, which remained below the pace of revenue growth, was primarily driven by higher Concession fees, mainly in Argentina, along with increased Fuel costs in Armenia. SG&A expenses also contributed to the overall cost increase.

Cost of Services rose by 3.2% YoY, or 3.4% to $306.6 million when excluding IAS29, mainly as a result of the following increases:

▪	13.5%, or $6.9 million, in Concession fees,

▪	19.5%, or $6.0 million, in Fuel costs, mainly in Armenia, and

▪	9.8%, or $1.9 million, in Amortization and depreciation.

These increases were partially offset by declines of 12.7%, 5.4%, and 4.6% in Services and Fees, Construction Service Costs (reflecting lower capital expenditures in Argentina), and Maintenance Expenses, respectively. Excluding Construction Service Costs, Cost of Services increased by 5.2% YoY, or by 5.5% to $252.4 million when excluding the impact of IAS 29, primarily due to higher Concession Fees and Fuel Costs.

Selling, General, and Administrative Expenses (“SG&A”) increased by 19.9% YoY to $56.5 million in 3Q25. Excluding the impact of IAS 29, SG&A expenses rose by 19.1% to $55.8 million, mainly reflecting higher Taxes, along with increased Salaries and social security contributions.

Other expenses increased to $3.3 million in 3Q25, from $1.6 million in 3Q24.

Costs and Expenses (in US$ million)

	3Q25 as reported	3Q24 as reported	% Var as reported	IAS 29	3Q25 ex IAS 29	3Q24 ex IAS 29	% Var ex IAS 29
Cost of Services	330.1	319.8	3.2%	23.5	306.6	296.5	3.4%
Salaries and social security contributions	61.1	61.1	0.0%	-0.7	61.9	61.4	0.8%
Concession fees	57.0	50.7	12.5%	-0.7	57.6	50.8	13.5%
Construction service cost	52.7	56.2	-6.2%	-1.5	54.2	57.3	-5.4%
Maintenance expenses	43.6	45.7	-4.6%	-0.2	43.8	45.9	-4.6%
Amortization and depreciation	47.7	44.1	8.3%	26.8	20.9	19.1	9.8%
Other	68.0	62.1	9.4%	-0.2	68.2	62.1	9.9%
Cost of Services Excluding Construction Service cost	277.4	263.6	5.2%	25.0	252.4	239.2	5.5%
Selling, general and administrative expenses	56.5	47.1	19.9%	0.7	55.8	46.8	19.1%
Other expenses	3.3	1.6	104.2%	-2.5	5.8	1.6	259.3%
Total Costs and Expenses	389.9	368.6	5.8%	21.7	368.2	345.0	6.7%
Total Costs and Expenses Excluding Construction Service cost	337.1	312.4	7.9%	23.2	313.9	287.6	9.1%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

In 3Q25, CAAP reported Adjusted EBITDA of $196.8 million and Adjusted EBITDA ex-IFRIC 12 of $194.3 million, up 33.6% from $145.4 million in 3Q24. Excluding the impact of IAS 29 in Argentina, Adjusted EBITDA ex-IFRIC 12 increased by 34.9% YoY to $195.3 million. This strong performance was led by a year-over-year increase of 71.5% in Argentina, boosted by strong revenue growth and effective cost controls. Additionally, Adjusted EBITDA in Argentina also benefited from a favorable comparison as 3Q24 had absorbed significant inflation-driven cost increases. Armenia, Brazil, Italy and Ecuador also performed well with Adjusted EBITDA ex-IFRIC 12 increases of 24.6%, 19.3%, 9.5%, and 3.7%, respectively. These gains were partially offset by a 10.8% YoY decline in Uruguay, mainly reflecting the reduction in passenger traffic resulting from the six-day scheduled closure of operations to install a new Instrument Landing System on the main runway.

The Adjusted EBITDA margin ex-IFRIC 12 expanded by 5.2 percentage points to 41.2%, up from 35.9% in 3Q24. Excluding the impact of IAS 29 in Argentina, the margin increased to 41.1% from 35.8% in 3Q24, reflecting stronger profitability across nearly all countries of operation, with the exception of Uruguay and Italy.

Adjusted EBITDA by Segment (in US$ million)

	3Q25 as reported	3Q24 as reported	% Var as reported	IAS 29	3Q25 ex IAS 29	3Q24 ex IAS 29	% Var ex IAS 29
Argentina	101.1	60.2	68.0%	-1.0	102.1	59.6	71.4%
Italy	19.6	16.6	18.0%	-	19.6	16.6	18.0%
Brazil	15.1	12.7	19.3%	-	15.1	12.7	19.3%
Uruguay	13.4	15.0	-10.8%	-	13.4	15.0	-10.8%
Armenia	42.4	34.0	24.7%	-	42.4	34.0	24.7%
Ecuador	9.1	8.8	3.7%	-	9.1	8.8	3.7%
Unallocated	-4.1	-1.0	291.0%	-	-4.1	-1.0	291.0%
Total segment EBITDA	196.8	146.3	34.5%	-1.0	197.7	145.6	35.7%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	3Q25 as reported	3Q24 as reported	% Var as reported	IAS 29	3Q25 ex IAS 29	3Q24 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	58.7	0.7	8,784.4%	-12.9	71.6	15.5	362.5%
Financial Income	-20.2	-15.9	27.1%	7.5	-27.8	-175.3	-84.2%
Financial Loss	86.2	31.9	170.5%	-31.3	117.5	236.6	-50.3%
Inflation adjustment	1.0	3.2	-67.0%	0.6	0.4	0.3	20.0%
Income Tax Expense	20.2	80.6	-74.9%	7.0	13.2	48.0	-72.4%
Amortization and Depreciation	50.8	45.9	10.7%	28.0	22.8	20.6	10.4%
Adjusted EBITDA	196.8	146.3	34.5%	-1.0	197.7	145.6	35.7%
Adjusted EBITDA Margin	37.3%	31.7%	564	-	37.2%	31.5%	569
Adjusted EBITDA excluding Construction Service	194.3	145.4	33.6%	-0.9	195.3	144.8	34.9%
Adjusted EBITDA Margin excluding Construction Service	41.2%	35.9%	523	-	41.1%	35.8%	530

Financial Income and Loss

CAAP reported a Net financial loss of $67.0 million in 3Q25, compared to a net financial loss of $19.1 million in 3Q24. This result was primarily attributed to foreign exchange losses in Argentina, driven by a higher currency depreciation rate relative to inflation on the net monetary liability position. This contrasts with 3Q24, when CAAP reported foreign exchange gains as inflation outpaced the rate of currency depreciation. Excluding the application of rule IAS 29, CAAP reported a net financial loss of $90.1 million in 3Q25, compared to a loss of $61.6 million in the same period last year.

	3Q25 as reported	3Q24 as reported	% Var as reported	IAS 29	3Q25 ex IAS 29	3Q24 ex IAS 29	% Var ex IAS 29
Financial Income	20.2	15.9	27.1%	-7.5	27.8	175.3	-84.2%
Interest income	8.0	12.3	-34.7%	-0.1	8.1	12.4	-35.0%
Foreign exchange income	8.9	0.6	1,382.9%	-7.5	16.3	159.6	-89.8%
Other	3.4	3.0	10.6%	0.0	3.4	3.2	4.2%
Inflation adjustment	-1.0	-3.2	-67.0%	-0.6	-0.4	-0.3	20.0%
Inflation adjustment	-1.0	-3.2	-67.0%	-0.6	-0.4	-0.3	20.0%
Financial Loss	-86.2	-31.9	170.5%	31.3	-117.5	-236.6	-50.3%
Interest Expenses	-23.2	-25.0	-7.4%	0.2	-23.4	-25.1	-7.0%
Foreign exchange transaction expenses	-42.0	13.3	-416.8%	31.1	-73.1	-191.1	-61.7%
Changes in liability for concessions	-18.5	-18.8	-1.6%	-	-18.5	-18.8	-1.6%
Other expenses	-2.5	-1.3	85.6%	0	-2.5	-1.5	61.8%
Financial Loss, Net	-67.0	-19.1	250.8%	23.1	-90.1	-61.6	46.3%

See “Use of Non-IFRS Financial Measures” on page 23.

Income Tax Expense

During 3Q25, the Company reported an Income Tax Expense of $20.2 million, compared to an expense of $80.6 million in 3Q24. Excluding the impact of IAS 29, income tax expense totaled $13.2 million in 3Q25, compared to $48.0 million in the year-ago quarter.

Net Income and Net Income Attributable to Owners of the Parent

During 3Q25, CAAP reported net income of $58.7 million, up from $0.7 million in 3Q24. This increase was primarily driven by a 45.6% YoY rise in operating income and a lower income tax expense, which more than offset foreign exchange losses on the net monetary liability position in Argentina, and slightly higher net interest expenses.

In 3Q25, the Company reported Net Income Attributed to Owners of the Parent of $55.1 million and earnings per common share of $0.34, compared with Net Income Attributable to Owners of the Parent of $14.7 million in 3Q24, equivalent to earnings per common share of $0.09.

Consolidated Financial Position

As of September 30, 2025, Cash and cash equivalents totaled $540.4 million, increasing 8.8% from the $496.8 million reported as of June 30, 2025, and 22.9% from the $439.8 million reported as of December 31, 2024. Total liquidity, which includes cash and cash equivalents as well as other current financial assets, totaled $661.0 million, up from $595.2 million as of June 30, 2025, and $525.9 million as of December 31, 2024.

Total Debt declined 3.3%, or $38.6 million, to $1,119.5 million at the close of 3Q25, from $1,158.1 million as of December 31, 2024, primarily driven by debt reductions in Argentina. A total of $809.3 million, or 72.3% of total debt is denominated in U.S. dollars, while $176.3 million, or 15.7% is denominated in Brazilian Reals, and $133.9 million, or 12.0%, is in Euros.

The Net Debt to LTM Adjusted EBITDA ratio improved to 0.9x as of September 30, 2025, from 1.1x as of December 31, 2024. This reduction reflected lower net debt, driven by gross debt repayments and increased cash balances, as well as higher LTM Adjusted EBITDA. No material impairments to intangible assets were recorded over the past twelve months. As a result, the net debt to LTM Adjusted EBITDA ratio excluding intangible assets also stood at 0.9x. All CAAP subsidiaries remained in full compliance with their financial covenants as of September 30, 2025.

Consolidated Debt Indicators (in US$ million)

	As of Sep 30, 2025	As of Dec 31, 2024
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	1.7x	1.8x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,4]	0.9x	1.1x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,5]	0.9x	1.1x
Total Debt	1,119.5	1,158.1
Short-Term Debt	101.2	115.4
Long-Term Debt	1,018.3	1,042.7
Cash & Cash Equivalents	540.4	439.8
Total Net Debt[3]	579.1	718.2

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

4 LTM Adjusted EBITDA as of September 30, 2025 was $655.0 million.

5 LTM Adjusted EBITDA excluding impairment of intangible assets as of September 30, 2025 was $655.2 million.

Total Debt by Segment (in US$ million)
	As of Sep 30, 2025	As of Dec 31, 2024
Argentina	545.9	622.7
Italy (1)	133.9	105.8
Brazil	176.3	157.7
Uruguay (2)	263.4	267.7
Armenia	-	-
Ecuador	-	4.2
Total	1,119.5	1,158.1

1 Of which approximately $116.2 million remain at Toscana Aeroporti level.

2 Of which approximately $248.8 million remain at ACI Airport Sudamérica SAU.

Maturity of borrowings:

	1 year or less	1 – 2 years	2 – 5 years	Over 5 years	Total
Debt service (1)	177.7	224.1	683.8	406.0	1,491.6

1 The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Maturity of borrowings – Breakdown by segment (in USD) as of September 30, 2025:

Segment		Currency	1 year or less	1 – 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	67.0	97.1	281.7	108.5	554.3
	Interest	USD	37.4	33.3	60.2	5.4	136.3
Italy	Principal	EUR	-	17.0	116.6	0.1	133.7
	Interest	EUR	7.5	7.6	17.0	0.0	32.1
Brazil	Principal	R$	11.5	14.8	58.3	91.1	175.6
	Interest	R$	18.9	16.2	36.8	16.1	87.9
Uruguay	Principal	USD	17.8	21.4	71.8	156.2	267.2
	Interest	USD	17.8	16.7	41.2	28.8	104.4
Total			177.7	224.1	683.8	406.0	1,491.6

Cash & Cash Equivalent by Segment (in US$ million)
	As of Sep 30, 2025	As of Dec 31, 2024
Argentina	75.6	104.3
Italy	39.0	26.1
Brazil (1)	77.5	38.2
Uruguay	35.7	30.5
Armenia	41.1	36.3
Ecuador	6.0	15.4
Intermediate holding Companies	265.5	189.2
Total	540.4	439.8

1 At Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 3Q25, CAAP made capital expenditures of $60.8 million, a 4.7% YoY increase from $58.0 million in 3Q24. Excluding IAS 29, capital expenditures amounted to $62.1 million in the quarter, with Argentina, Uruguay and Italy accounting for 63%, 16% and 10%, respectively.

Review of Segment Results

Argentina

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above. The following table presents the impact from Hyperinflation accounting under the column ‘IAS 29’, while the columns indicated with “ex IAS 29” present results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for Aeropuertos Argentina (AA), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 3Q25.

	3Q25 as reported	3Q24 as reported	% Var as reported	IAS 29	3Q25 ex IAS 29	3Q24 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	8.0	7.2	10.8%		8.0	7.2	10.8%
International Passengers (in millions) (1)	3.8	3.3	15.9%		3.8	3.3	15.9%
Transit Passengers (in millions) (1)	0.4	0.3	23.8%		0.4	0.3	23.8%
Total Passengers (in millions) (1)	12.1	10.8	12.7%		12.1	10.8	12.7%
Cargo Volume (in thousands of tons)	48.3	50.1	-3.5%		48.3	50.1	-3.5%
Total Aircraft Movements (in thousands)	122.9	113.6	8.2%		122.9	113.6	8.2%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	135.1	110.6	22.1%	-2.5	137.5	111.1	23.8%
Non-aeronautical revenue	140.7	128.0	9.9%	-2.3	143.0	128.5	11.3%
Commercial revenue	105.1	88.2	19.1%	-0.8	105.9	87.6	20.9%
Construction service revenue	35.6	39.7	-10.5%	-1.5	37.1	40.9	-9.3%
Total Revenue	275.7	238.6	15.6%	-4.8	280.5	239.6	17.1%
Total Revenue Excluding IFRIC12(2)	240.2	198.9	20.8%	-3.3	243.5	198.8	22.5%
Cost of Services	181.1	185.6	-2.4%	23.5	157.7	162.3	-2.8%
Selling, general and administrative expenses	29.4	24.8	18.5%	0.7	28.7	24.5	17.1%
Other expenses	2.7	1.2	113.8%	-2.5	5.1	1.2	315.6%
Total Costs and Expenses	213.2	211.6	0.7%	21.7	191.5	188.0	1.9%
Total Costs and Expenses Excluding IFRIC12(3)	177.7	172.0	3.3%	23.2	154.5	147.2	5.0%
Adjusted Segment EBITDA	101.1	60.2	68.0%	-1.0	102.1	59.6	71.4%
Adjusted Segment EBITDA Mg	36.7%	25.2%	1,144	-	36.4%	24.9%	1,153
Adjusted EBITDA Margin excluding IFRIC 12(4)	42.1%	30.2%	1,184	-	41.9%	29.9%	1,196
Capex	37.7	40.6	-7.3%	-1.3	39.0	40.9	-4.7%
1)	See Note 1 in Table "Operating & Financial Highlights”.

2)	Excludes Construction Service revenue.

3)	Excludes Construction Service cost.

4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

	9M25 as reported	9M24 as reported	% Var as reported	IAS 29	9M25 ex IAS 29	9M24 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	22.5	20.1	11.8%		22.5	20.1	11.8%
International Passengers (in millions) (1)	11.3	9.5	18.5%		11.3	9.5	18.5%
Transit Passengers (in millions) (1)	1.1	1.0	15.5%		1.1	1.0	15.5%
Total Passengers (in millions) (1)	34.9	30.6	14.0%		34.9	30.6	14.0%
Cargo Volume (in thousands of tons)	149.5	144.1	3.7%		149.5	144.1	3.7%
Total Aircraft Movements (in thousands)	355.3	328.2	8.2%		355.3	328.2	8.2%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	384.4	380.0	1.1%	-31.1	415.5	337.1	23.3%
Non-aeronautical revenue	363.7	397.1	-8.4%	-28.7	392.5	357.8	9.7%
Commercial revenue	288.3	278.7	3.4%	-20.1	308.5	247.8	24.5%
Construction service revenue	75.4	118.4	-36.3%	-8.6	84.0	110.0	-23.6%
Total Revenue	748.1	777.2	-3.7%	-59.8	807.9	694.9	16.3%
Total Revenue Excluding IFRIC12(2)	672.7	658.8	2.1%	-51.2	723.9	584.9	23.8%
Cost of Services	499.4	541.6	-7.8%	47.1	452.3	429.8	5.2%
Selling, general and administrative expenses	80.2	72.3	11.0%	-3.3	83.5	64.7	29.0%
Other expenses	8.0	4.1	95.1%	-0.2	8.2	3.5	134.4%
Total Costs and Expenses	587.6	618.0	-4.9%	43.6	544.0	498.0	9.2%
Total Costs and Expenses Excluding IFRIC12(3)	512.4	499.8	2.5%	52.1	460.2	388.3	18.5%
Adjusted Segment EBITDA	274.3	255.6	7.3%	-23.0	297.3	219.2	35.6%
Adjusted Segment EBITDA Mg	36.7%	32.9%	377	-	36.8%	31.5%	524
Adjusted EBITDA Margin excluding IFRIC 12(4)	40.7%	38.8%	198	-	41.0%	37.4%	359
Capex	75.6	118.5	-36.2%	9.3	66.4	104.0	-36.2%
5)	See Note 1 in Table "Operating & Financial Highlights”.

6)	Excludes Construction Service revenue.

7)	Excludes Construction Service cost.

8)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic rose 12.7% YoY, supported by double-digit growth in both the international and domestic segments. Domestic traffic increased 10.8% YoY, maintaining its strong performance despite temporary disruptions caused by the ATEPSA union strikes on August 22, 24, and 26. Among other developments, JetSMART added another Airbus A321neo to its fleet, expanding its capacity by 230 seats, while Aerolíneas Argentinas launched the Córdoba–Esquel route and incorporated a new Boeing 737 MAX 8 to its fleet as part of its narrow-body fleet modernization plan. International passenger traffic increased by 15.9% YoY, moderating from the 18.5% growth recorded in 2Q25. LATAM increased frequencies between Córdoba and Lima and inaugurated a new route from Buenos Aires to Porto Alegre, with three weekly flights. JetSMART launched its Buenos Aires–Recife route with four weekly flights, and GOL resumed its seasonal São Paulo- Bariloche service with three weekly flights. Also during the quarter, Copa Airlines resumed flights to Salta, a route suspended since the onset of the pandemic, and initiated new service between Tucumán and Panama City. Notably, operations at Aeroparque and Ezeiza airports were temporarily affected by adverse weather conditions on July 8.

Revenues increased by 15.6% YoY to $275.7 million on an ‘as reported’ basis. Excluding Construction Services and the impact of IAS 29, revenues rose by 22.5% YoY, driven by increases of 23.8% and 20.9% in Aeronautical and Commercial revenues, respectively. Construction Services revenue declined by 10.5% YoY, or 9.3% excluding IAS 29, reflecting lower capital expenditures compared to the prior year.

•	Aeronautical Revenues ex-IAS29 increased by 23.8% YoY, mainly driven by higher passenger use fees, supported by a 15.9% YoY growth in international passenger traffic and higher domestic passenger fees measured in U.S. dollars. Effective November 1, 2024, domestic passenger fees in Argentina were raised by 124%, from ARS 2,540 to ARS 5,685.

•	Commercial Revenues ex-IAS29 increased by 20.9% YoY, driven by higher cargo revenues and higher passenger-related revenues, including parking facilities, VIP lounges, and food & beverage, reflecting year-over-year traffic growth. Higher rental of space and advertising-related revenues also contributed to commercial revenue growth.

Total Costs and Expenses increased by 0.7% YoY to $213.2 million on an ‘as reported’ basis. Excluding Construction Services and the impact of IAS 29, Total Costs and Expenses rose by 5.0% YoY, primarily driven by higher SG&A expenses.

•	Cost of Services, ex-IAS 29 and Construction Service Costs, decreased slightly by 0.6% YoY, as higher concession fees, D&A, and other cost of sales were more than offset by lower maintenance expenses, services and fees, salaries and social security contributions, and taxes.

•	SG&A expenses ex-IAS29 increased by 17.1% YoY, or $4.2 million, to $28.7 million, primarily due to higher taxes, combined with higher salaries and social security contributions, and increased bad debt expenses.

Adjusted Segment EBITDA increased by 68.0% YoY to $101.1 million on an ‘as reported’ basis. Excluding the impact of IAS 29, Adjusted Segment EBITDA rose by 71.4% YoY to $102.1 million, with an Adjusted EBITDA margin ex-IFRIC 12 of 41.9%, compared with 29.9% in 3Q24. The 12 percentage-point margin expansion reflects sustained revenue growth on strong traffic trends, together with disciplined cost control aimed at mitigating ARS-denominated operating costs pressures. Adjusted EBITDA also benefited from a favorable comparison as 3Q24 had absorbed significant inflation-driven cost increases.

During 3Q25, CAAP made Capital Expenditures ex-IAS29 of $39.0 million, compared to $40.9 million in 3Q24. The main investments included the runway rehabilitation at Río Cuarto Airport, the expansion of the inspection and registration area at PSA in Aeroparque Airport, the installation of immigration e-gates at Ezeiza Airport, and the construction of the new terminal building at Formosa Airport, among others.

Italy

	3Q25	3Q24	% Var.	9M25	9M24	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.6	0.6	5.7%	1.5	1.4	10.6%
International Passengers (in millions)	2.5	2.4	6.9%	6.1	5.6	8.0%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	3.1	2.9	6.8%	7.6	7.0	8.5%
Cargo Volume (in thousands of tons)	3.0	3.1	-1.2%	9.4	9.4	-0.3%
Total Aircraft Movements (in thousands)	27.9	25.8	8.2%	69.0	64.0	7.7%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	24.5	22.3	9.8%	58.7	54.5	7.7%
Non-aeronautical revenue	24.8	19.9	24.8%	63.4	45.6	39.1%
Commercial revenue	17.8	14.9	19.3%	41.5	35.9	15.6%
Construction service revenue	5.5	4.0	36.4%	15.8	6.5	141.8%
Other revenue	1.5	0.9	63.0%	6.1	3.1	95.1%
Total Revenue	49.3	42.2	16.9%	122.1	100.1	22.0%
Total Revenue Excluding IFRIC12(1)	43.8	38.1	14.8%	106.3	93.6	13.6%
Cost of Services	29.1	24.7	17.6%	81.2	65.7	23.7%
Selling, general and administrative expenses	3.5	3.6	-3.7%	9.7	9.4	3.8%
Other Expenses	0.2	0.0	100.0%	0.2	0.0	100.0%
Total Costs and Expenses	32.7	28.3	15.5%	91.1	75.0	21.4%
Total Costs and Expenses Excluding IFRIC12(2)	29.4	25.0	17.6%	82.9	70.0	18.3%
Adjusted Segment EBITDA	19.6	16.6	18.0%	39.7	33.6	18.2%
Adjusted Segment EBITDA Mg	39.8%	39.4%	39	32.5%	33.6%	-105
Adjusted EBITDA Margin excluding IFRIC 12(3)	39.7%	41.6%	-193	30.2%	34.3%	-402
Capex	6.4	4.4	43.7%	18.8	8.0	135.8%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy rose by 6.8% YoY, supported by growth across international and domestic segments. International traffic, which represented 81% of total traffic, rose 6.9% YoY, driven by increases of 13.1% at Florence Airport and 3.2% at Pisa Airport. Meanwhile, domestic traffic increased by 5.7% YoY, supported by growth of 10.7% at Pisa Airport, reflecting higher flight frequencies from Ryanair, partially offset by a decline at Florence Airport.

Revenues increased by 16.9% YoY to $49.3 million in 3Q25, fueled by aeronautical and commercial revenue growth on higher passenger volumes, as well as increased Construction Service revenues tied to higher Capex. Commercial revenues grew 19.3% YoY, reflecting higher demand for passenger-related services such as Duty free, VIP lounges, Parking facilities, and F&B services, in line with strong year-over-year traffic growth.

•	Aeronautical Revenues increased 9.8% YoY, in line with traffic growth of 6.8%.

•	Commercial Revenues rose 19.3% YoY, or $2.9 million, mainly driven by the strong performance in passenger-related revenues, which expanded significantly above the 6.8% traffic growth.

Total Costs and Expenses increased 15.5% YoY, or $4.4 million, to $32.7 million. Excluding construction services, total costs and expenses rose 17.6% year-over-year to $29.4 million, mainly driven by higher cost of services.

•	Cost of Services excluding Construction service increased 20.4% YoY, or $4.4 million, primarily driven by higher Salaries and social security contributions, Maintenance expenses, and Concession fees reflecting higher operational activity.

•	SG&A expenses decreased 3.7% YoY, or $0.1 million, to $3.5 million.

Adjusted Segment EBITDA increased 18.0% YoY to $19.6 million from $16.6 million in 3Q24, with Adjusted EBITDA margin ex-IFRIC 12 contracting 1.9 percentage points to 39.7%. Excluding IFRIC12 and other construction service-related costs, Adjusted EBITDA increased by 18% YoY.

During 3Q25, CAAP made Capital Expenditures of $6.4 million, compared to $4.4 million in 3Q24.

Brazil

	3Q25	3Q24	% Var.	9M25	9M24	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	2.5	2.3	11.4%	7.0	6.7	4.0%
International Passengers (in millions)	0.2	0.2	10.7%	0.7	0.5	21.3%
Transit Passengers (in millions)	1.7	1.6	3.9%	4.6	4.3	7.5%
Total Passengers (in millions) (1)	4.4	4.1	8.4%	12.2	11.5	6.1%
Cargo Volume (in thousands of tons)	15.8	16.5	-4.1%	46.5	47.4	-1.9%
Total Aircraft Movements (in thousands)	39.8	37.5	6.1%	111.7	107.4	4.1%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	12.1	10.4	16.7%	31.8	30.7	3.6%
Non-aeronautical revenue	19.7	16.9	16.7%	52.9	52.3	1.2%
Commercial revenue	19.2	16.7	14.7%	52.1	51.6	1.1%
Construction service revenue	0.5	0.2	207.4%	0.7	0.7	4.2%
Total Revenue	31.8	27.3	16.7%	84.7	83.0	2.1%
Total Revenue Excluding IFRIC12[2]	31.3	27.1	15.5%	84.0	82.3	2.1%
Cost of Services	18.9	17.2	9.9%	51.6	54.6	-5.6%
Selling, general and administrative expenses	3.1	2.5	26.1%	8.8	7.5	17.9%
Other expenses	0.0	0.0	696.3%	0.0	0.4	-94.2%
Total Costs and Expenses	22.0	19.6	12.0%	60.4	62.5	-3.4%
Total Costs and Expenses Excluding IFRIC12[3]	21.4	19.4	10.2%	59.7	61.8	-3.5%
Adjusted Segment EBITDA	15.1	12.7	19.3%	35.9	33.9	5.8%
Adjusted Segment EBITDA Mg	47.5%	46.5%	104	42.4%	40.9%	148
Adjusted EBITDA Margin excluding IFRIC12[4]	48.3%	46.8%	155	42.7%	41.2%	150
Capex	0.7	0.4	62.3%	1.6	1.6	2.9%
1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

2)	Excludes Construction Service revenue.

3)	Excludes Construction Service cost.

4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic increased by 8.4% YoY, supported by improved traffic trends despite ongoing constraints in the aviation sector in the country. Domestic traffic, which represented nearly 60% of total traffic, rose by 11.4% YoY, while transit passengers rose by 3.9% YoY. International traffic, which accounted for just 5% of the mix, delivered a solid 10.7% YoY, contributing positively to overall performance.

Revenues increased by 16.7% YoY, or $4.6 million, to $31.8 million, driven by growth of 16.7% in aeronautical revenues and 14.7% in commercial revenues, supported by an 8.4% increase in passenger traffic.

•	Aeronautical Revenues increased by 16.7% YoY, or $1.7 million, primarily driven by higher passenger use fees from increased international traffic, which carries a higher tariff.

•	Commercial Revenues rose 14.7% YoY, or $2.5 million, mainly reflecting stronger performance in VIP lounges, Rental of space, Retail stores, F&B, and Cargo revenues.

Total Costs and Expenses increased by 12.0% YoY, or $2.4 million, to $22.0 million, mainly due to higher cost of services and, to a lesser extent, increased G&A expenses.

•	Cost of Services rose by 9.9% YoY, or $1.7 million, primarily resulting from higher Services end fees, Concession fees, and Salaries and social security contributions.

•	SG&A expenses increased by 26.1% YoY, or $0.6 million, reaching $3.1 million in 3Q25, driven largely by higher Salaries and social security contributions.

Adjusted Segment EBITDA increased by 19.3% YoY, or $2.4 million, to $15.1 million, with the Adjusted EBITDA margin ex-IFRIC 12 expanding 1.5 percentage points to 48.3%, from 46.8% in the prior-year quarter.

During 3Q25, CAAP made capital expenditures of $0.7 million, compared to $0.4 million in 3Q24.

Uruguay

	3Q25	3Q24	% Var.	9M25	9M24	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	0.5	0.5	-4.6%	1.7	1.6	2.0%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	0.5	0.6	-5.3%	1.7	1.7	1.6%
Cargo Volume (in thousands of tons)	8.0	7.8	2.7%	25.6	23.0	11.2%
Total Aircraft Movements (in thousands)	6.6	7.0	-5.3%	24.3	23.6	3.1%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	19.1	19.6	-2.8%	65.0	63.0	3.2%
Non-aeronautical revenue	27.1	27.4	-1.2%	79.6	77.5	2.7%
Commercial revenue	16.9	15.6	8.2%	56.3	50.8	10.8%
Construction service revenue	10.2	11.8	-13.7%	23.3	26.7	-12.7%
Total Revenue	46.2	47.1	-1.9%	144.6	140.5	2.9%
Total Revenue Excluding IFRIC12(1)	36.0	35.3	2.1%	121.3	113.8	6.6%
Cost of Services	28.1	28.0	0.1%	79.8	80.4	-0.7%
Selling, general and administrative expenses	6.4	5.4	18.0%	18.8	15.8	18.9%
Other expenses	0.2	0.1	186.1%	0.4	0.3	18.9%
Total Costs and Expenses	34.7	33.5	3.4%	99.0	96.6	2.6%
Total Costs and Expenses Excluding IFRIC12(2)	24.5	21.8	12.8%	75.7	69.9	8.4%
Adjusted Segment EBITDA	13.4	15.0	-10.8%	51.7	49.2	5.1%
Adjusted Segment EBITDA Mg	29.0%	31.9%	-290	35.7%	35.0%	75
Adjusted EBITDA Margin excluding IFRIC 12 (3)	37.2%	42.6%	-537	42.6%	43.2%	-59
Capex	10.1	9.7	3.6%	27.7	24.0	15.4%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Uruguay, where air traffic is primarily international, total passenger traffic declined by 5.3% YoY, impacted by several days of adverse weather conditions that led to flight cancellations, as well as a six-day planned runway closure to complete the installation of a new Precision Instrument Landing System (ILS CAT IIIb). During the quarter, Azul Linhas Aéreas inaugurated a new route connecting Montevideo and Campinas, operating five weekly flights.

Revenues decreased by 1.9% YoY to $46.2 million on an as reported basis, or increased by 2.1% to $36.0 million when excluding Construction Service revenues, reflecting higher commercial activity that helped offset lower aeronautical revenues tied to lower passenger volumes.

•	Aeronautical Revenues decreased 2.8% YoY, or $0.6 million, to $19.1 million, aligned with the decline in passenger traffic.

•	Commercial Revenues increased by 8.2% YoY, or $1.3 million, to $16.9 million, primarily driven by higher cargo revenues, which benefited from tariff increases. Passenger-related revenues, particularly from VIP lounges, parking, and duty-free, also contributed to growth despite the overall decline in traffic.

Total Costs and Expenses increased 3.4% YoY to $34.7 million. Excluding Construction Services, Total Cost and Expenses rose by 12.8% YoY to $24.5 million, reflecting higher Cost of services and SG&A expenses.

•	Cost of Services increased slightly by 0.1% YoY to $28.1 million. Excluding Construction Service cost, Cost of Services grew by 10.2% to $17.9 million, mainly driven by higher Salaries and social security contributions, Maintenance expenses and Concession fees.

•	SG&A expenses increased 18.0% YoY, to $6.4 million, principally due to higher Maintenance expenses and Services and fees.

Adjusted Segment EBITDA decreased by 10.8% YoY to $13.4 million, while the Adjusted EBITDA margin, excluding IFRIC 12, contracted by 5.4 percentage points to 37.2%. The margin contraction mainly reflected the 5.3% decline in traffic resulting from the six-day scheduled closure of operations to install a new Category IIIb Precision Instrument Landing System on the main runway.

During 3Q25, CAAP made Capital Expenditures of $10.1 million in Uruguay, up from $9.7 million in 3Q24.

Armenia

	3Q25	3Q24	% Var.	9M25	9M24	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	1.8	1.7	2.8%	4.2	4.1	2.7%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	1.9	1.7	6.3%	4.3	4.1	5.6%
Cargo Volume (in thousands of tons)	10.2	10.7	-4.5%	29.1	28.1	3.6%
Total Aircraft Movements (in thousands)	13.3	12.1	9.7%	32.4	30.1	7.6%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	33.9	29.0	16.7%	76.3	69.2	10.3%
Non-aeronautical revenue	61.1	48.5	25.8%	139.5	116.1	20.2%
Commercial revenue	57.7	47.2	22.2%	131.4	111.9	17.4%
Construction service revenue	3.4	1.3	156.1%	8.1	4.2	92.6%
Total Revenue	94.9	77.5	22.4%	215.8	185.3	16.5%
Total Revenue Excluding IFRIC12(1)	91.5	76.2	20.1%	207.7	181.1	14.7%
Cost of Services	53.3	44.8	18.9%	127.3	111.3	14.3%
Selling, general and administrative expenses	4.7	3.9	21.6%	14.3	11.9	20.1%
Other expenses	0.2	0.3	-25.3%	1.3	0.7	79.5%
Total Costs and Expenses	58.3	49.0	18.9%	142.9	124.0	15.3%
Total Costs and Expenses Excluding IFRIC12(2)	55.0	47.7	15.2%	135.0	119.9	12.6%
Adjusted Segment EBITDA	42.4	34.0	24.7%	89.9	77.4	16.2%
Adjusted Segment EBITDA Mg	44.7%	43.9%	81	41.7%	41.8%	-9
Adjusted EBITDA Margin excluding IFRIC 12 (3)	46.2%	44.6%	165	43.2%	42.7%	53
Capex	5.6	2.6	118.0%	12.5	11.2	12.1%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger traffic in Armenia increased by 6.3% YoY to 1.9 million passengers, supported by continued strength in international demand and the entrance of new airlines and expanded connectivity. During the early months of 2025, several carriers including China Southern, Air Cairo, Salam Air, and Sky Express began operations at Yerevan’s Zvartnots. Additionally, Wizz Air established a new base at Zvartnots Airport, deploying two aircraft and introducing eight new direct routes to European destinations, which began operating in October.

Revenues increased by 22.4% YoY to $94.9 million on an ‘as reported’ basis, or by 20.1% when excluding Construction Service revenues, driven by growth in both Aeronautical and Commercial revenues, underpinned by higher traffic volumes. Results also benefited from the 6.4% YoY average appreciation of the euro.

•	Aeronautical Revenues increased by 16.7% YoY, or $4.9 million, to $33.9 million.

•	Commercial Revenues increased by 22.2% YoY, or $10.5 million, to $57.7 million, largely driven by higher Fuel revenues, which are directly linked to the Cost of Fuel, as well as growth in VIP lounges, Duty free sales and rental income.

Total Costs and Expenses increased by 18.9% YoY to $58.3 million. Excluding IFRIC 12, Total Costs and Expenses increased by 15.2% YoY, largely driven by higher Cost of Services.

•	Cost of Services increased by 18.9% YoY to $53.3 million. Excluding IFRIC 12, Cost of Services increased by 14.9%, mainly driven by higher fuel costs, in line with the increase in fuel-related revenues.

•	SG&A increased 21.6% YoY, or $0.8 million, to $4.7 million in 3Q25, primarily reflecting higher Taxes and Salaries.

Adjusted Segment EBITDA increased by 24.7% YoY to $42.4 million in 3Q25, supported by volume-driven operating leverage. The Adjusted EBITDA margin, excluding IFRIC 12, expanded by 1.6 percentage points to 46.2%, also reflecting improved profitability from the fuel business.

During 3Q25, CAAP made Capital Expenditures of $5.6 million in Armenia, compared to $2.6 million in 3Q24.

Ecuador

	3Q25	3Q24	% Var.	9M25	9M24	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.6	0.6	0.7%	1.8	1.8	0.7%
International Passengers (in millions)	0.6	0.6	-1.0%	1.7	1.7	0.3%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	1.2	1.2	-0.9%	3.5	3.5	0.2%
Cargo Volume (in thousands of tons)	8.2	8.7	-5.8%	26.6	27.8	-4.2%
Total Aircraft Movements (in thousands)	19.9	19.5	1.7%	58.4	56.9	2.5%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	21.4	21.6	-0.6%	61.2	61.7	-0.8%
Non-aeronautical revenue	7.7	7.4	4.1%	22.4	21.1	6.6%
Commercial revenue	7.7	7.4	4.1%	22.4	21.0	7.0%
Construction service revenue	0.0	0.0	-	0.0	0.1	-100.0%
Total Revenue	29.1	29.0	0.6%	83.6	82.7	1.1%
Total Revenue Excluding IFRIC12(1)	29.1	29.0	0.6%	83.6	82.7	1.2%
Cost of Services	16.7	16.7	0.0%	49.3	48.1	2.6%
Selling, general and administrative expenses	4.3	4.4	-2.1%	12.1	13.0	-6.8%
Other expenses	0.0	0.0	168.8%	0.0	0.0	75.4%
Total Costs and Expenses	21.0	21.1	-0.4%	61.5	61.1	0.7%
Total Costs and Expenses Excluding IFRIC12(2)	21.0	21.1	-0.4%	61.5	61.0	0.8%
Adjusted Segment EBITDA	9.1	8.8	3.7%	25.1	24.5	2.8%
Adjusted Segment EBITDA Mg	31.3%	30.3%	95	30.1%	29.6%	49
Adjusted EBITDA Margin excluding IFRIC 12(3)	31.3%	30.3%	95	30.1%	29.6%	46
Capex	0.4	0.3	44%	1.1	2.3	-51%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Ecuador, passenger traffic declined by 0.9% YoY amid ongoing public security concerns. International traffic decreased by 1.0% YoY, despite JetBlue expanding services to New York and Avianca increasing frequencies to New York, Bogotá, Medellín, and Buenos Aires. Domestic traffic rose 0.7% YoY, although demand remained constrained by elevated airfares. Additionally, scheduled runway repaving works led to a two-day suspension of operations in September temporarily impacting volumes.

Revenues increased by 0.6% YoY to $29.1 million in 3Q25 on an ‘As reported’ basis, driven by higher Commercial revenues, partially offset by a slight decrease in Aeronautical revenues.

•	Aeronautical Revenues declined 0.6% YoY, or $0.1 million, to $21.4 million, in line with traffic YoY decline.

Commercial Revenues increased 4.1% YoY, or $0.3 million, to $7.7 million, reflecting higher sales in Retail stores, Rental of space and Duty Free activity.

Total Costs and Expenses decreased by 0.4% YoY to $21.0 million, primarily driven by lower SG&A expenses.

•	Cost of Services remained flat at $16.7 million, as higher Maintenance expenses were offset by lower Concession fees, Salaries, and Services and fees.

•	SG&A decreased 2.1% YoY, to $4.3 million.

Adjusted Segment EBITDA increased 3.7% YoY to $9.1 million, with the Adjusted EBITDA Margin expanding 1.0 percentage point to 31.3%, reflecting stable cost control and commercial revenue growth.

During 3Q25, CAAP made Capital Expenditures of $0.4 million in Ecuador, compared to $0.3 million in 3Q24.

Key Quarter Highlights and Subsequent Events

CAAP | Award Agreement to operate Baghdad International Airport

On November 5, the Company announced that the consortium formed by Corporación América Airports S.A. and Amwaj International for Real-Estate Investments Co. Ltd., has signed an award agreement with the Government of Iraq, following an international tender process to operate Baghdad International Airport. Pursuant to the terms of the award agreement, the parties have a term of ninety days (which may be extended by mutual agreement) to negotiate in good faith and enter into the respective concession agreement. The award agreement was signed after Iraq’s Ministry of Transport declared that the consortium submitted the most competitive financial, commercial, and technical proposal within the tender process, which was supervised by the International Finance Corporation (IFC), a member of the World Bank Group.

Toscana Aeroporti | Florence Master Plan

On November 12, the Italian government published the Environmental Impact Assessment decree for the Florence airport master plan, confirming a positive outcome. The decree, which incorporates the Environmental Impact Assessment Commission's assessment of the effectiveness of the environmental impact mitigation measures proposed by Toscana Aeroporti, constitutes the preparatory act for the Services Conference. The Service Conference represents the next step in the authorization process for the construction of the new runway and terminal at the Florence airport.

For further information on subsequent events, please refer to Note 20 of the Company’s Financial Statements, filed with the SEC on Form 6-K.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2019 closing rate for 2019 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 3Q25, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

Non-Financial Disclosure

With the assistance of an external advisor and under guidance of the Board of Directors, the Company is preparing its ESG policy and gearing up to make the necessary disclosure under the Corporate Sustainability Reporting Directive in a timely manner.

3Q25 EARNINGS CONFERENCE CALL

When:	10:00 a.m. Eastern Time, November 24, 2025
Who:	Mr. Martín Eurnekian, Chief Executive Officer
Mr. Jorge Arruda, Chief Financial Officer
Mr. Patricio Iñaki Esnaola, Head of Investor Relations
Dial-in:	1-800-549-8228 (North America, Toll Free); 1-289-819-1520 (Other locations); Conference ID: 70697
Webcast:	CAAP 3Q25 Earnings Conference Call
Replay:	1-888-660-6264 (North America, Toll Free); 1-289-819-1325 (Other locations); Playback Passcode: 70697 #

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 23 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2024, Corporación América Airports served 79.0 million passengers, 2.7% (or 0.4% excluding Natal) below the 81.1 million passengers served in 2023, and 6.2% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU or the AMD against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	3Q25	3Q24	% Var.	9M25	9M24	% Var.
Argentina
Domestic Passengers (in millions)	8.0	7.2	10.8%	22.5	20.1	11.8%
International Passengers (in millions)	3.8	3.3	15.9%	11.3	9.5	18.5%
Transit passengers (in millions)	0.4	0.3	23.8%	1.1	1.0	15.5%
Total passengers (in millions)	12.1	10.8	12.7%	34.9	30.6	14.0%
Cargo volume (in thousands of tons)	48.3	50.1	-3.5%	149.5	144.1	3.7%
Aircraft movements (in thousands)	122.9	113.6	8.2%	355.3	328.2	8.2%
Italy
Domestic Passengers (in millions)	0.6	0.6	5.7%	1.5	1.4	10.6%
International Passengers (in millions)	2.5	2.4	6.9%	6.1	5.6	8.0%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	3.1	2.9	6.8%	7.6	7.0	8.5%
Cargo volume (in thousands of tons)	3.0	3.1	-1.2%	9.4	9.4	-0.3%
Aircraft movements (in thousands)	27.9	25.8	8.2%	69.0	64.0	7.7%
Brazil
Domestic Passengers (in millions)	2.5	2.3	11.4%	7.0	6.7	4.0%
International Passengers (in millions)	0.2	0.2	10.7%	0.7	0.5	21.3%
Transit passengers (in millions)	1.7	1.6	3.9%	4.6	4.3	7.5%
Total passengers (in millions)	4.4	4.1	8.4%	12.2	11.5	6.1%
Cargo volume (in thousands of tons)	15.8	16.5	-4.1%	46.5	47.4	-1.9%
Aircraft movements (in thousands)	39.8	37.5	6.1%	111.7	107.4	4.1%
Uruguay
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	0.5	0.5	-4.6%	1.7	1.6	2.0%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	0.5	0.6	-5.3%	1.7	1.7	1.6%
Cargo volume (in thousands of tons)	8.0	7.8	2.7%	25.6	23.0	11.2%
Aircraft movements (in thousands)	6.6	7.0	-5.3%	24.3	23.6	3.1%
Ecuador(1)
Domestic Passengers (in millions)	0.6	0.6	0.7%	1.8	1.8	0.7%
International Passengers (in millions)	0.6	0.6	-1.0%	1.7	1.7	0.3%
Transit passengers (in millions)	0.0	0.0	-37.7%	0.1	0.1	-15.8%
Total passengers (in millions)	1.2	1.2	-0.9%	3.5	3.5	0.2%
Cargo volume (in thousands of tons)	8.2	8.7	-5.8%	26.6	27.8	-4.2%
Aircraft movements (in thousands)	19.9	19.5	1.7%	58.4	56.9	2.5%
Armenia
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	1.8	1.7	2.8%	4.2	4.1	2.7%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	1.9	1.7	6.3%	4.3	4.1	5.6%
Cargo volume (in thousands of tons)	10.2	10.7	-4.5%	29.1	28.1	3.6%
Aircraft movements (in thousands)	13.3	12.1	9.7%	32.4	30.1	7.6%
1)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	3Q25	3Q24	3Q25	3Q24	2Q25	2Q24	2Q25	2Q24
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	1,331.2	942.0	1,380.0	970.5	1,149.7	885.1	1,205.0	912.0
Euro	1.2	1.1	1.2	1.1	1.13	1.08	1.2	1.1
Brazilian Real	5.4	5.5	5.3	5.4	5.7	5.2	5.5	5.6
Uruguayan Peso	40.3	39.5	40.0	41.1	41.8	38.7	40.9	39.3

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	3Q25 as reported	3Q24 as reported	% Var as reported	IAS 29	3Q25 ex IAS 29	3Q24 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	246.0	213.5	15.2%	-2.5	248.5	214.1	16.1%
Passenger use fees	211.5	183.9	15.0%	-2.3	213.7	184.3	16.0%
Aircraft fees	36.7	31.1	18.1%	-0.2	36.9	31.2	18.5%
Other	-2.1	-1.4	51.7%	-	-2.1	-1.4	51.7%

Commercial Revenue Breakdown (in US$ million)

	3Q25 as reported	3Q24 as reported	% Var as reported	IAS 29	3Q25 ex IAS 29	3Q24 ex IAS 29	% Var ex IAS 29
Commercial revenue	224.6	190.3	18.0%	-0.8	225.4	189.7	18.8%
Warehouse use fees	57.5	47.7	20.5%	-1.0	58.4	47.8	22.1%
Duty free shops	23.8	23.1	3.3%	-0.2	24.1	23.1	4.2%
Rental of space (including hangars)	12.3	10.3	19.4%	-0.1	12.3	10.3	20.1%
Parking facilities	16.7	14.1	18.3%	-0.2	16.9	14.2	19.6%
Fuel	44.5	36.4	22.5%	0.0	44.6	36.4	22.5%
Food and beverage services	9.4	8.4	13.0%	0.0	9.4	8.3	13.7%
Advertising	7.8	6.7	17.8%	0.3	7.5	6.1	23.7%
Services and retail stores	4.7	4.6	2.1%	0.0	4.7	4.6	2.3%
Catering	3.0	3.1	-2.6%	-0.1	3.1	3.1	-1.3%
VIP lounges	21.7	17.8	21.6%	0.1	21.6	17.5	23.2%
Walkway services	2.3	2.0	19.4%	0.0	2.4	2.0	20.2%
Other	20.8	16.3	27.6%	0.4	20.4	16.3	24.8%

Revenues by Segment (in US$ million)

Country	9M25 as reported	9M24 as reported	% Var as reported	IAS 29	9M25 ex IAS 29	9M24 ex IAS 29	% Var ex IAS 29
Argentina	748.1	777.2	-3.7%	-59.8	807.9	694.9	16.3%
Italy	122.1	100.1	22.0%	-	122.1	100.1	22.0%
Brazil	84.7	83.0	2.1%	-	84.7	83.0	2.1%
Uruguay	144.6	140.5	2.9%	-	144.6	140.5	2.9%
Armenia	215.8	185.3	16.5%	-	215.8	185.3	16.5%
Ecuador (1)	83.6	82.7	1.1%	-	83.6	82.7	1.1%
Unallocated	0.5	1.1	-51.3%	-	0.5	1.1	-51.3%
Total consolidated revenue	1,399.5	1,369.9	2.2%	-59.8	1,459.3	1,287.6	13.3%

1 Only includes Guayaquil Airport.

Revenue Breakdown (in US$ million)

	9M25 as reported	9M24 as reported	% Var as reported	IAS 29	9M25 ex IAS 29	9M24 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	677.4	659.1	2.8%	-31.1	708.5	616.2	15.0%
Non-aeronautical Revenue	722.1	710.7	1.6%	-28.7	750.8	671.4	11.8%
Commercial revenue	592.6	550.4	7.7%	-20.1	612.7	519.5	18.0%
Construction service revenue (1)	123.4	156.7	-21.2%	-8.6	132.0	148.2	-11.0%
Other revenue	6.1	3.7	64.7%	-	6.1	3.7	64.7%
Total Consolidated Revenue	1,399.5	1,369.9	2.2%	-59.8	1,459.3	1,287.6	13.3%
Total Revenue excluding Construction Service revenue (2)	1,276.1	1,213.2	5.2%	-51.2	1,327.3	1,139.3	16.5%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Breakdown (in US$ million)

	9M25 as reported	9M24 as reported	% Var as reported	IAS 29	9M25 ex IAS 29	9M24 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	677.4	659.1	2.8%	-31.1	708.5	616.2	15.0%
Passenger use fees	582.9	561.9	3.7%	-28.0	610.8	523.9	16.6%
Aircraft fees	98.0	98.4	-0.4%	-3.1	101.2	93.5	8.2%
Other	-3.5	-1.1	206.4%	-	-3.5	-1.1	206.4%

Commercial Revenue Breakdown (in US$ million)

	9M25 as reported	9M24 as reported	% Var as reported	IAS 29	9M25 ex IAS 29	9M24 ex IAS 29	% Var ex IAS 29
Commercial revenue	592.6	550.4	7.7%	-20.1	612.7	519.5	18.0%
Warehouse use fees	157.0	154.8	1.4%	-10.2	167.2	140.8	18.7%
Duty free shops	63.4	62.2	1.9%	-2.7	66.1	58.9	12.2%
Rental of space (including hangars)	32.8	32.7	0.2%	-0.9	33.7	31.0	8.8%
Parking facilities	44.8	34.5	29.7%	-2.2	47.0	33.0	42.4%
Fuel	102.3	90.2	13.4%	-0.4	102.7	89.5	14.8%
Food and beverage services	25.3	23.3	8.6%	-0.6	25.8	22.2	16.3%
Advertising	22.1	21.8	1.5%	0.2	21.9	19.1	14.4%
Services and retail stores	13.7	12.6	8.2%	-0.2	13.9	12.3	13.0%
Catering	9.7	9.8	-0.6%	-0.7	10.5	9.0	16.6%
VIP lounges	56.5	47.9	18.1%	-0.7	57.2	45.6	25.3%
Walkway services	6.6	6.2	6.6%	-0.3	6.9	5.7	20.1%
Other	58.4	54.4	7.5%	-1.4	59.8	52.2	14.6%

Total Expenses Breakdown (in US$ million)

	3Q25 as reported	3Q24 as reported	% Var as reported	IAS 29	3Q25 ex IAS 29	3Q24 ex IAS 29	% Var ex IAS 29
Cost of services	330.1	319.8	3.2%	23.5	306.6	296.5	3.4%
SG&A	56.5	47.1	19.9%	0.7	55.8	46.8	19.1%
Financial loss	86.2	31.9	170.5%	-31.3	117.5	236.6	-50.3%
Inflation adjustment	1.0	3.2	-67.0%	0.6	0.4	0.3	20.0%
Other expenses	3.3	1.6	104.2%	-2.5	5.8	1.6	259.3%
Income tax expense	20.2	80.6	-74.9%	7.0	13.2	48.0	-72.4%
Total expenses	497.3	484.2	2.7%	-1.9	499.3	629.8	-20.7%

Cost of Services (in US$ million)

	3Q25 as reported	3Q24 as reported	% Var as reported	IAS 29	3Q25 ex IAS 29	3Q24 ex IAS 29	% Var ex IAS 29
Cost of Services	330.1	319.8	3.2%	23.5	306.6	296.5	3.4%
Salaries and social security contributions	61.1	61.1	0.0%	-0.7	61.9	61.4	0.8%
Concession fees	57.0	50.7	12.5%	-0.7	57.6	50.8	13.5%
Construction service cost	52.7	56.2	-6.2%	-1.5	54.2	57.3	-5.4%
Maintenance expenses	43.6	45.7	-4.6%	-0.2	43.8	45.9	-4.6%
Amortization and depreciation	47.7	44.1	8.3%	26.8	20.9	19.1	9.8%
Services and fees	17.3	20.0	-13.6%	-0.2	17.4	20.0	-12.7%
Cost of fuel	36.9	30.9	19.5%	-	36.9	30.9	19.5%
Taxes	1.2	1.8	-34.1%	0.0	1.2	1.7	-28.2%
Office expenses	3.9	4.2	-8.5%	-0.1	3.9	4.3	-8.5%
Others	8.7	5.2	67.0%	0.0	8.7	5.2	66.5%

Selling, General and Administrative Expenses (in US$ million)

	3Q25 as reported	3Q24 as reported	% Var as reported	IAS 29	3Q25 ex IAS 29	3Q24 ex IAS 29	% Var ex IAS 29
SG&A	56.5	47.1	19.9%	0.7	55.8	46.8	19.1%
Taxes	16.7	12.3	36.2%	-0.2	17.0	12.4	37.1%
Salaries and social security contributions	13.6	12.0	13.9%	-0.1	13.7	11.8	16.6%
Services and fees	12.7	11.8	7.4%	0.0	12.7	11.9	7.0%
Office expenses	2.0	2.3	-15.0%	-0.1	2.0	2.3	-11.9%
Amortization and depreciation	3.0	1.8	67.3%	1.2	1.8	1.6	17.8%
Maintenance expenses	1.7	0.7	125.9%	0.0	1.7	0.7	126.2%
Advertising	1.2	1.8	-36.4%	0.0	1.2	1.8	-35.2%
Insurances	0.7	0.5	52.7%	0.0	0.7	0.5	53.8%
Bad debts recovery	-0.7	-0.7	-7.7%	-0.1	-0.6	-0.9	-35.4%
Bad debts	3.1	1.7	74.5%	0.1	3.0	1.9	55.9%
Others	2.5	2.9	-12.3%	0.0	2.5	2.9	-12.3%

Expenses by Segment (in US$ million)

Country	3Q25 as reported	3Q24 as reported	% Var as reported	IAS 29	3Q25 ex IAS 29	3Q24 ex IAS 29	% Var ex IAS 29
Argentina	213.2	211.6	0.7%	21.7	191.5	188.0	1.9%
Italy	32.7	28.3	15.5%	-	32.7	28.3	15.5%
Brazil	22.0	19.6	12.0%	-	22.0	19.6	12.0%
Uruguay	34.7	33.5	3.4%	-	34.7	33.5	3.4%
Armenia	58.3	49.0	18.9%	-	58.3	49.0	18.9%
Ecuador	21.0	21.1	-0.4%	-	21.0	21.1	-0.4%
Unallocated	8.0	5.3	49.9%	-	8.0	5.3	49.9%
Total consolidated expenses (1) (2)	389.9	368.6	5.8%	21.7	368.2	345.0	6.7%
(1)	Excludes income tax and financial loss

(2)	We account for the results of operations of ECOGAL using the equity method

Costs and Expenses (in US$ million)

	9M25 as reported	9M24 as reported	% Var as reported	IAS 29	9M25 ex IAS 29	9M24 ex IAS 29	% Var ex IAS 29
Cost of Services	897.2	910.5	-1.5%	47.1	850.1	798.7	6.4%
Salaries and social security contributions	177.6	187.3	-5.2%	-8.6	186.2	176.3	5.6%
Concession fees	159.8	157.8	1.2%	-8.0	167.7	147.3	13.9%
Construction service cost	115.4	154.8	-25.4%	-8.6	124.0	146.4	-15.3%
Maintenance expenses	129.3	124.4	3.9%	-6.7	136.0	117.3	16.0%
Amortization and depreciation	144.4	128.7	12.2%	82.0	62.4	57.1	9.2%
Other	170.7	157.6	8.3%	-3.0	173.7	154.2	12.6%
Cost of Services Excluding Construction Service cost	781.7	755.7	3.4%	55.6	726.1	652.3	11.3%
Selling, general and administrative expenses	158.4	140.2	13.0%	-3.3	161.7	132.7	21.9%
Other expenses	10.0	5.6	76.6%	-0.2	10.1	5.0	101.6%
Total Costs and Expenses	1,065.5	1,056.3	0.9%	43.6	1,022.0	936.4	9.1%
Total Costs and Expenses Excluding Construction Service cost	950.1	901.5	5.4%	52.1	898.0	790.0	13.7%

Total Expenses Breakdown (in US$ million)

	9M25 as reported	9M24 as reported	% Var as reported	IAS 29	9M25 ex IAS 29	9M24 ex IAS 29	% Var ex IAS 29
Cost of services	897.2	910.5	-1.5%	47.1	850.1	798.7	6.4%
SG&A	158.4	140.2	13.0%	-3.3	161.7	132.7	21.9%
Financial loss	197.1	-153.1	-228.7%	-111.8	308.9	428.6	-27.9%
Inflation adjustment	5.7	20.9	-72.7%	4.8	0.9	-4.3	-122.0%
Other expenses	10.0	5.6	76.6%	-0.2	10.1	5.0	101.6%
Income tax expense	58.7	261.6	-77.6%	29.6	29.1	-17.2	-268.8%
Total expenses	1,327.0	1,185.7	11.9%	-33.8	1,360.9	1,343.5	1.3%

Cost of Services (in US$ million)

	9M25 as reported	9M24 as reported	% Var as reported	IAS 29	9M25 ex IAS 29	9M24 ex IAS 29	% Var ex IAS 29
Cost of Services	897.2	910.5	-1.5%	47.1	850.1	798.7	6.4%
Salaries and social security contributions	177.6	187.3	-5.2%	-8.6	186.2	176.3	5.6%
Concession fees	159.8	157.8	1.2%	-8.0	167.7	147.3	13.9%
Construction service cost	115.4	154.8	-25.4%	-8.6	124.0	146.4	-15.3%
Maintenance expenses	129.3	124.4	3.9%	-6.7	136.0	117.3	16.0%
Amortization and depreciation	144.4	128.7	12.2%	82.0	62.4	57.1	9.2%
Services and fees	50.2	54.2	-7.3%	-1.6	51.8	52.3	-1.1%
Cost of fuel	83.2	74.3	12.0%	-	83.2	74.3	12.0%
Taxes	3.7	4.3	-15.1%	-0.3	4.0	3.9	2.7%
Office expenses	10.9	12.1	-9.5%	-0.9	11.8	11.1	6.9%
Others	22.6	12.7	78.6%	-0.2	22.9	12.6	81.4%

Selling, General and Administrative Expenses (in US$ million)

	9M25 as reported	9M24 as reported	% Var as reported	IAS 29	9M25 ex IAS 29	9M24 ex IAS 29	% Var ex IAS 29
SG&A	158.4	140.2	13.0%	-3.3	161.7	132.7	21.9%
Taxes	45.4	42.6	6.7%	-3.0	48.4	38.5	25.7%
Salaries and social security contributions	38.9	33.4	16.5%	-1.7	40.6	31.8	27.9%
Services and fees	36.5	33.1	10.2%	-0.3	36.8	32.9	11.7%
Office expenses	6.7	6.1	9.4%	-0.5	7.2	5.7	26.2%
Amortization and depreciation	8.1	5.4	50.1%	2.8	5.3	4.7	12.8%
Maintenance expenses	4.5	2.1	118.4%	-0.1	4.6	2.0	130.6%
Advertising	3.1	4.3	-27.5%	-0.2	3.3	4.1	-20.3%
Insurances	2.4	1.9	26.4%	-0.1	2.5	1.9	34.6%
Bad debts recovery	-2.5	-3.1	-17.5%	0.2	-2.7	-3.2	-16.4%
Bad debts	7.8	6.4	21.5%	-0.5	8.2	6.3	30.1%
Others	7.6	8.0	-5.6%	0.0	7.6	8.0	-5.5%

Expenses by Segment (in US$ million)

Country	9M25 as reported	9M24 as reported	% Var as reported	IAS 29	9M25 ex IAS 29	9M24 ex IAS 29	% Var ex IAS 29
Argentina	587.6	618.0	-4.9%	43.6	544.0	498.0	9.2%
Italy	91.1	75.0	21.4%	-	91.1	75.0	21.4%
Brazil	60.4	62.5	-3.4%	-	60.4	62.5	-3.4%
Uruguay	99.0	96.6	2.6%	-	99.0	96.6	2.6%
Armenia	142.9	124.0	15.3%	-	142.9	124.0	15.3%
Ecuador	61.5	61.1	0.7%	-	61.5	61.1	0.7%
Unallocated	23.0	19.1	20.6%	-	23.0	19.1	20.6%
Total consolidated expenses (1) (2)	1,065.5	1,056.3	0.9%	43.6	1,022.0	936.4	9.1%
(1)	Excludes income tax and financial loss

(2)	We account for the results of operations of ECOGAL using the equity method

Adjusted EBITDA by Segment (in US$ million)

	9M25 as reported	9M24 as reported	% Var as reported	IAS 29	9M25 ex IAS 29	9M24 ex IAS 29	% Var ex IAS 29
Argentina	274.3	255.6	7.3%	-23.0	297.3	219.2	35.6%
Italy	39.7	33.6	18.2%	-	39.7	33.6	18.2%
Brazil	35.9	33.9	5.8%	-	35.9	33.9	5.8%
Uruguay	51.7	49.2	5.1%	-	51.7	49.2	5.1%
Armenia	89.9	77.4	16.2%	-	89.9	77.4	16.2%
Ecuador	25.1	24.5	2.8%	-	25.1	24.5	2.8%
Unallocated	-10.1	-4.8	109.1%	-	-10.1	-4.8	109.1%
Total segment EBITDA	506.5	469.3	7.9%	-23.0	529.5	432.9	22.3%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	9M25 as reported	9M24 as reported	% Var as reported	IAS 29	9M25 ex IAS 29	9M24 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	140.2	260.9	-46.3%	-56.2	196.4	186.1	5.6%
Financial Income	-47.7	-55.1	-13.4%	25.9	-73.6	-222.2	-66.9%
Financial Loss	197.1	-153.1	-228.7%	-111.8	308.9	428.6	-27.9%
Inflation adjustment	5.7	20.9	-72.7%	4.8	0.9	-4.3	-122.0%
Income Tax Expense	58.7	261.6	-77.6%	29.6	29.1	-17.2	-268.8%
Amortization and Depreciation	152.4	134.0	13.7%	84.7	67.7	61.8	9.5%
Adjusted EBITDA	506.5	469.3	7.9%	-23.0	529.5	432.9	22.3%
Adjusted EBITDA Margin	36.2%	34.3%	1.9pp	-	36.3%	33.6%	2.7pp
Adjusted EBITDA excluding Construction Service	498.5	467.4	6.7%	-23.0	521.5	431.0	21.0%
Adjusted EBITDA Margin excluding Construction Service	39.1%	38.5%	0.6pp	-	39.3%	37.8%	1.5pp

Financial Income / Loss (in US$ million)

	9M25 as reported	9M24 as reported	% Var as reported	IAS 29	9M25 ex IAS 29	9M24 ex IAS 29	% Var ex IAS 29
Financial Income	47.7	55.1	-13.4%	-25.9	73.6	222.2	-66.9%
Interest income	24.3	44.8	-45.8%	-1.2	25.4	41.2	-38.3%
Foreign exchange income	15.3	0.9	1556.3%	-24.7	40.0	171.4	-76.7%
Other	8.1	9.3	-13.0%	0.0	8.1	9.5	-14.7%
Inflation adjustment	-5.7	-20.9	-72.7%	-4.8	-0.9	4.3	-122.0%
Inflation adjustment	-5.7	-20.9	-72.7%	-4.8	-0.9	4.3	-122.0%
Financial Loss	-197.1	153.1	-228.7%	111.8	-308.9	-428.6	-27.9%
Interest Expenses	-67.0	-81.1	-17.4%	2.7	-69.6	-76.6	-9.1%
Foreign exchange transaction expenses	-58.4	307.4	-119.0%	109.1	-167.5	-278.9	-39.9%
Changes in liability for concessions	-65.0	-66.4	-2.0%	-	-65.0	-66.4	-2.0%
Other financial loss	-6.7	-6.8	-1.7%	0	-6.7	-6.8	-1.5%
Financial Loss, Net	-155.1	187.3	-182.8%	81.2	-236.2	-202.2	16.8%

See “Use of Non-IFRS Financial Measures” on page 23.

% Ownership by Concession
Aeropuertos Argentina 2000	Argentina	84.8%
Neuquén	Argentina	77.7%
Bahía Blanca	Argentina	85.0%
Toscana Aeroporti (Florence and Pisa airports)	Italy	62.3%
ICAB (Brasilia Airport)	Brazil	51.0%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%

Selected Income Statement Data (in US$ million)

	3Q25	3Q24	% Var.	9M25	9M24	% Var.
Argentina
Total Revenue	275.7	238.6	15.6%	748.1	777.2	-3.7%
Total Revenue Excluding IFRIC12(1)	240.2	198.9	20.8%	672.7	658.8	2.1%
Operating Income	69.6	32.3	115.6%	177.9	175.8	1.2%
Net Income	21.0	12.3	70.6%	78.5	260.0	-69.8%
Adjusted Segment EBITDA	101.1	60.2	68.0%	274.3	255.6	7.3%
Adjusted Segment EBITDA Mg	36.7%	25.2%	11.5pp	36.7%	32.9%	3.8pp
Adjusted EBITDA Margin excluding IFRIC	42.1%	30.2%	11.9pp	40.7%	38.8%	1.9pp
Italy
Total Revenue	49.3	42.2	16.9%	122.1	100.1	22.0%
Total Revenue Excluding IFRIC12(1)	43.8	38.1	14.8%	106.3	93.6	13.6%
Operating Income	16.6	13.9	19.8%	31.3	25.3	23.8%
Net Income	9.7	7.9	22.0%	16.3	13.8	18.2%
Adjusted Segment EBITDA	19.6	16.6	18.0%	39.7	33.6	18.2%
Adjusted Segment EBITDA Mg	39.8%	39.4%	0.4pp	32.5%	33.6%	-1.1pp
Adjusted EBITDA Margin excluding IFRIC	39.7%	41.6%	-1.9pp	30.2%	34.3%	-4.1pp
Brazil
Total Revenue	31.8	27.3	16.7%	84.7	83.0	2.1%
Total Revenue Excluding IFRIC12(1)	31.3	27.1	15.5%	84.0	82.3	2.1%
Operating Income	12.2	9.9	22.4%	27.5	25.4	8.4%
Net Income	-9.7	-46.7	-79.2%	-48.2	-83.1	-42.0%
Adjusted Segment EBITDA	15.1	12.7	19.3%	35.9	33.9	5.8%
Adjusted Segment EBITDA Mg	47.5%	46.5%	1.0pp	42.4%	40.9%	1.5pp
Adjusted EBITDA Margin excluding IFRIC	48.3%	46.8%	1.5pp	42.7%	41.2%	1.5pp
Uruguay
Total Revenue	46.2	47.1	-1.9%	144.6	140.5	2.9%
Total Revenue Excluding IFRIC12(1)	36.0	35.3	2.1%	121.3	113.8	6.6%
Operating Income	10.8	12.8	-15.5%	43.6	41.7	4.5%
Net Income	13.1	11.6	12.9%	46.9	38.6	21.4%
Adjusted Segment EBITDA	13.4	15.0	-10.8%	51.7	49.2	5.1%
Adjusted Segment EBITDA Mg	29.0%	31.9%	-2.9pp	35.7%	35.0%	0.7pp
Adjusted EBITDA Margin excluding IFRIC	37.2%	42.6%	-5.4pp	42.6%	43.2%	-0.6pp

	3Q25	3Q24	% Var.	9M25	9M24	% Var.
Ecuador
Total Revenue	29.1	29.0	0.6%	83.6	82.7	1.1%
Total Revenue Excluding IFRIC12(1)	29.1	29.0	0.6%	83.6	82.7	1.2%
Operating Income	7.2	7.0	3.5%	19.6	19.2	2.4%
Net Income	5.8	6.7	-12.8%	17.2	17.8	-3.8%
Adjusted Segment EBITDA	9.1	8.8	3.7%	25.1	24.5	2.8%
Adjusted Segment EBITDA Mg	31.3%	30.3%	1.0pp	30.1%	29.6%	0.5pp
Adjusted EBITDA Margin excluding IFRIC	31.3%	30.3%	1.0pp	30.1%	29.6%	0.5pp
Armenia
Total Revenue	94.9	77.5	22.4%	215.8	185.3	16.5%
Total Revenue Excluding IFRIC12(1)	91.5	76.2	20.1%	207.7	181.1	14.7%
Operating Income	36.7	28.5	28.6%	73.1	61.5	18.8%
Net Income	29.6	24.0	23.6%	59.3	47.9	23.8%
Adjusted Segment EBITDA	42.4	34.0	24.7%	89.9	77.4	16.2%
Adjusted Segment EBITDA Mg	44.7%	43.9%	0.8pp	41.7%	41.8%	-0.1pp
Adjusted EBITDA Margin excluding IFRIC	46.2%	44.6%	1.6pp	43.2%	42.7%	0.5pp
Unallocated
Total revenue	0.2	0.2	5.1%	0.5	1.1	-51.3%
Operating Income	-6.2	-3.4	79.7%	-16.8	-12.9	30.8%
Net Income	-10.9	-15.3	-28.4%	-29.7	-34.2	-12.9%
Adjusted segment EBITDA	-4.1	-1.0	291.0%	-10.1	-4.8	109.1%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A	N/A	#N/A	N/A

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	3Q25	3Q24	% Var.	3Q25	3Q24	% Var.	3Q25	3Q24	% Var.	3Q25	3Q24	% Var.	3Q25	3Q24	% Var.	3Q25	3Q24	% Var.
Argentina
Aeroparque	3,003	2,610	15.0%	1,279	885	44.5%	299	231	29.7%	4,580	3,725	23.0%	430	340	26.7%	36,420	30,656	18.8%
Bariloche	778	741	5.1%	82	53	54.7%	0	0	-	861	794	8.4%	-	-	-	5,965	5,430	9.9%
Catamarca	23	20	11.6%	-	-	-	2	2	11.4%	25	22	11.6%	-	6	-	820	755	8.6%
C. Rivadavia	150	138	9.2%	-	-	-	0	0	-	151	138	9.2%	78	132	-40.9%	1,831	1,735	5.5%
Córdoba	572	549	4.1%	235	147	59.9%	0	2	-	807	698	15.6%	356	238	49.9%	7,319	6,543	11.9%
El Palomar	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	864	1,352	-36.1%
Esquel	26	24	8.8%	-	-	-	-	-	-	26	24	8.8%	-	-	-	358	290	23.4%
Ezeiza	862	840	2.6%	1,971	1,997	-1.3%	71	71	0.0%	2,904	2,909	-0.2%	46,226	47,802	-3.3%	19,431	19,243	1.0%
Formosa	26	25	4.3%	-	-	-	-	0	-	26	25	4.3%	9	18	-47.3%	417	431	-3.2%
General Pico	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	894	380	135.3%
Iguazú	434	364	19.2%	-	-	-	-	0	-	434	364	19.2%	-	-	-	3,191	2,692	18.5%
Jujuy	124	121	3.2%	1	-	-	-	0	-	125	121	4.0%	29	29	-1.0%	1,246	1,142	9.1%
La Rioja	20	17	17.5%	-	-	-	3	2	29.5%	23	19	18.8%	13	7	86.4%	525	582	-9.8%
Malargüe	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	199	577	-65.5%
Mar del Plata	59	53	11.1%	-	-	-	1	5	-	59	57	3.7%	17	17	-0.7%	1,375	1,536	-10.5%
Mendoza	471	403	17.0%	177	157	12.8%	14	1	-	663	561	18.2%	111	130	-15.0%	5,648	5,392	4.7%
Paraná	11	11	0.0%	-	-	-	-	-	-	11	11	0.0%	-	-	-	913	838	8.9%
Posadas	86	77	11.7%	-	-	-	0	-	-	86	77	11.8%	43	36	19.7%	1,249	938	33.2%
Pto Madryn	53	53	-1.0%	-	-	-	-	-	-	53	53	-1.0%	6	6	8.5%	501	428	17.1%
Reconquista	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,023	754	35.7%
Resistencia	64	50	29.4%	-	-	-	1	0	-	65	50	30.4%	82	68	20.6%	975	963	1.2%
Río Cuarto	-	7	-	-	-	-	-	-	-	-	7	-	-	4	-	28	257	-89.1%
Río Gallegos	33	39	-16.1%	0	0	-	1	1	-	33	40	-17.0%	34	65	-48.3%	572	861	-33.6%
Río Grande	40	32	25.7%	-	-	-	0	0	-	40	32	24.7%	317	860	-63.1%	690	951	-27.4%
Salta	342	325	5.2%	20	12	61.7%	-	0	-	362	337	7.2%	56	59	-4.1%	4,541	4,241	7.1%
San Fernando	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	13,559	12,804	5.9%
San Juan	50	45	10.1%	-	-	-	-	-	-	50	45	10.1%	-	-	-	645	564	14.4%
San Luis	15	14	10.3%	-	-	-	-	-	-	15	14	10.3%	11	10	5.6%	490	474	3.4%
San Rafael	14	13	9.5%	-	-	-	-	-	-	14	13	9.5%	-	-	-	2,213	2,290	-3.4%
Santa Rosa	10	11	-8.6%	-	-	-	-	-	-	10	11	-8.6%	10	4	154.0%	645	520	24.0%
Santiago del Estero	59	56	5.8%	0	-	-	1	-	-	60	56	7.3%	63	20	215.6%	1,129	1,329	-15.0%
Tucumán	216	197	9.7%	4	0	-	0	0	-	220	197	11.5%	96	76	26.0%	2,258	1,898	19.0%
Viedma	8	10	-12.1%	-	-	-	-	0	-	8	10	-12.1%	-	-	-	273	204	33.8%
Villa Mercedes	-	0	-	-	-	-	-	-	-	-	0	-	-	-	-	205	275	-25.5%
Termas de Río Hondo	4	3	23.4%	-	0	-	-	-	-	4	4	13.2%	-	-	-	136	120	13.3%
Bahía Blanca	60	57	3.6%	-	-	-	1	3	-62.3%	61	60	0.3%	67	43	57.0%	856	941	-9.0%
Neuquén	349	284	22.8%	0	0	-	6	6	7.6%	355	290	22.5%	222	84	164.3%	3,476	3,196	8.8%
Total Argentina	7,960	7,187	10.8%	3,769	3,253	15.9%	400	324	23.8%	12,130	10,764	12.7%	48,276	50,052	-3.5%	122,880	113,582	8.2%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	3Q25	3Q24	% Var.	3Q25	3Q24	% Var.	3Q25	3Q24	% Var.	3Q25	3Q24	% Var.	3Q25	3Q24	% Var.	3Q25	3Q24	% Var.
Italy
Pisa	445	402	10.7%	1,513	1,466	3.2%	3	2	90.8%	1,961	1,869	4.9%	3,000	3,053	-1.7%	14,916	14,008	6.5%
Florence	148	159	-6.9%	1,013	896	13.1%	0	0	-	1,161	1,055	10.0%	34	19	74.8%	12,983	11,783	10.2%
Total Italy	593	561	5.7%	2,526	2,362	6.9%	4	2	90.0%	3,122	2,924	6.8%	3,034	3,072	-1.2%	27,899	25,791	8.2%

Brazil
Brasilia	2,528	2,269	11.4%	226	204	10.7%	1,687	1,624	3.9%	4,441	4,097	8.4%	15,787	16,462	-4.1%	39,777	37,505	6.1%
Total Brazil	2,528	2,269	11.4%	226	204	10.7%	1,687	1,624	3.9%	4,441	4,097	8.4%	15,787	16,462	-4.1%	39,777	37,505	6.1%

Uruguay
Carrasco	1	0	-	504	533	-5.4%	7	12	-44.7%	512	545	-6.1%	8,006	7,796	2.7%	5,071	5,715	-11.3%
Punta del Este	0	0	-	19	16	21.5%	-	-	-	19	16	21.6%	-	-	-	1,553	1,277	21.6%
Total Uruguay	1	0	-	524	549	-4.6%	7	12	-44.7%	531	561	-5.3%	8,006	7,796	2.7%	6,624	6,992	-5.3%

Ecuador
Guayaquil	477	476	0.4%	601	607	-1.0%	15	24	-37.7%	1,094	1,107	-1.2%	7,048	7,480	-5.8%	18,273	17,985	1.6%
Galápagos	137	135	1.6%	-	-	-	-	-	-	137	135	1.6%	1,132	1,207	-6.2%	1,580	1,531	3.2%
Total Ecuador	615	611	0.7%	601	607	-1.0%	15	24	-37.7%	1,231	1,242	-0.9%	8,180	8,687	-5.8%	19,853	19,516	1.7%

Armenia
Zvartnots	-	-	-	1,761	1,715	2.7%	62	-	-	1,823	1,715	6.3%	10,248	10,727	-4.5%	13,060	11,889	9.8%
Shirak	-	-	-	36	33	8.6%	-	-	-	36	33	8.6%	-	-	-	219	221	-0.9%
Total Armenia	-	-	-	1,797	1,748	2.8%	62	-	-	1,859	1,748	6.3%	10,248	10,727	-4.5%	13,279	12,110	9.7%
Total CAAP	11,697	10,628	10%	9,443	8,723	8%	2,174	1,985	10%	23,314	21,336	9%	93,531	96,797	-3%	230,312	215,496	7%

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements (2024 vs. 2023)

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	YTD-25	YTD-24	% Var.	YTD-25	YTD-24	% Var.	YTD-25	YTD-24	% Var.	YTD-25	YTD-24	% Var.	YTD-25	YTD-24	% Var.	YTD-25	YTD-24	% Var.
Argentina
Aeroparque	8,734	7,522	16.1%	3,691	2,493	48.1%	881	721	22.1%	13,306	10,736	23.9%	1,140	805	41.5%	106,376	88,972	19.6%
Bariloche	1,855	1,710	8.5%	114	72	58.0%	2	5	-62.4%	1,971	1,788	10.3%	-	-	-	14,429	12,857	12.2%
Catamarca	57	55	4.7%	-	-	-	5	5	-13.2%	62	60	3.2%	-	35	-	2,160	1,957	10.4%
C. Rivadavia	430	384	11.9%	-	-	-	0	3	-	430	388	11.1%	268	413	-35.1%	5,201	4,971	4.6%
Córdoba	1,672	1,638	2.1%	666	451	47.6%	2	3	-38.6%	2,340	2,091	11.9%	842	673	25.3%	20,749	19,429	6.8%
El Palomar	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,443	3,858	-36.7%
Esquel	63	64	-0.4%	-	-	-	-	0	-	63	64	-0.4%	-	-	-	1,584	1,370	15.6%
Ezeiza	2,253	2,142	5.2%	6,237	6,051	3.1%	195	194	0.5%	8,685	8,387	3.5%	143,419	138,299	3.7%	56,284	55,838	0.8%
Formosa	67	76	-11.9%	-	-	-	-	0	-	67	76	-11.9%	49	54	-9.2%	1,094	1,152	-5.0%
General Pico	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,201	947	132.4%
Iguazú	1,315	1,039	26.6%	0	0	-	0	0	-	1,315	1,039	26.5%	-	-	-	8,579	7,852	9.3%
Jujuy	360	386	-6.6%	3	-	-	-	2	-	363	388	-6.3%	75	160	-53.4%	4,335	3,433	26.3%
La Rioja	54	52	3.2%	-	-	-	5	6	-14.2%	59	58	1.3%	19	46	-59.3%	1,699	1,430	18.8%
Malargüe	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	573	941	-39.1%
Mar del Plata	225	223	0.6%	-	-	-	2	9	-79.5%	227	232	-2.4%	84	61	38.6%	4,953	5,781	-14.3%
Mendoza	1,376	1,196	15.1%	522	438	19.2%	32	13	140.5%	1,930	1,647	17.2%	745	363	105.1%	16,690	15,442	8.1%
Paraná	32	29	10.4%	-	-	-	-	-	-	32	29	10.4%	-	-	-	2,384	2,452	-2.8%
Posadas	244	245	-0.5%	-	-	-	0	-	-	244	245	-0.4%	126	88	43.6%	3,298	2,833	16.4%
Pto Madryn	125	93	34.0%	-	-	-	0	-	-	125	93	34.0%	20	10	101.8%	1,146	766	49.6%
Reconquista	-	1	-	-	-	-	-	-	-	-	1	-	-	-	-	2,608	2,363	10.4%
Resistencia	157	146	7.9%	-	-	-	1	3	-	158	149	6.1%	230	148	55.1%	2,542	2,804	-9.3%
Río Cuarto	7	17	-60.3%	-	-	-	-	-	-	7	17	-60.3%	2	6	-70.3%	327	592	-44.8%
Río Gallegos	124	131	-5.8%	0	0	-	3	5	-46.2%	127	137	-7.2%	134	195	-31.3%	2,239	2,767	-19.1%
Río Grande	110	103	6.9%	-	-	-	1	1	-	111	104	6.9%	1,092	1,966	-44.5%	2,225	2,396	-7.1%
Salta	989	916	7.9%	61	34	79.9%	2	0	-	1,052	951	10.6%	223	191	16.7%	13,004	12,416	4.7%
San Fernando	-	1	-	-	-	-	-	-	-	-	1	-	-	-	-	40,578	38,678	4.9%
San Juan	144	130	10.8%	-	-	-	-	-	-	144	130	10.8%	-	-	-	1,832	1,646	11.3%
San Luis	43	43	0.4%	-	-	-	-	-	-	43	43	0.4%	32	111	-71.5%	1,344	1,218	10.3%
San Rafael	36	36	-0.8%	-	-	-	0	-	-	36	36	-0.8%	-	-	-	6,570	6,704	-2.0%
Santa Rosa	31	32	-2.5%	-	-	-	0	0	-	31	32	-2.2%	39	5	679.0%	2,028	1,710	18.6%
Santiago del Estero	167	164	1.8%	1	-	-	1	-	-	169	164	2.7%	93	73	27.4%	3,119	3,573	-12.7%
Tucumán	606	544	11.4%	10	0	-	1	0	-	617	544	13.3%	309	79	293.6%	6,162	5,187	18.8%
Viedma	25	25	0.9%	-	-	-	0	2	-	25	27	-4.9%	-	-	-	724	598	21.1%
Villa Mercedes	-	0	-	-	-	-	-	-	-	-	0	-	-	-	-	528	1,121	-52.9%
Termas de Río Hondo	15	8	93.3%	-	0	-	0	0	-	15	8	84.7%	-	5	-	427	300	42.3%
Bahía Blanca	174	172	1.4%	-	-	-	2	9	-73.8%	177	181	-2.4%	183	111	65.4%	2,563	2,816	-9.0%
Neuquén	990	786	25.9%	0	0	-	16	13	18.4%	1,006	800	25.7%	388	252	53.8%	10,268	9,035	13.6%
Total Argentina	22,481	20,110	11.8%	11,304	9,540	18.5%	1,150	996	15.5%	34,935	30,645	14.0%	149,511	144,149	3.7%	355,266	328,205	8.2%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	YTD-25	YTD-24	% Var.	YTD-25	YTD-24	% Var.	YTD-25	YTD-24	% Var.	YTD-25	YTD-24	% Var.	YTD-25	YTD-24	% Var.	YTD-25	YTD-24	% Var.
Italy
Pisa	1,162	1,000	16.2%	3,516	3,339	5.3%	6	4	51.2%	4,684	4,343	7.8%	9,305	9,378	-0.8%	35,281	32,922	7.2%
Florence	384	398	-3.5%	2,579	2,305	11.9%	0	0	-	2,963	2,703	9.6%	94	54	75.2%	33,690	31,091	8.4%
Total Italy	1,546	1,399	10.6%	6,095	5,644	8.0%	6	4	51.4%	7,647	7,046	8.5%	9,399	9,431	-0.3%	68,971	64,013	7.7%

Brazil
Natal(1)	-	350	-	-	16	-	-	2	-	-	368	-	-	898	-	-	3,076	-
Brasilia	6,951	6,335	9.7%	654	523	25.1%	4,605	4,283	7.5%	12,210	11,142	9.6%	46,462	46,462	0.0%	111,722	104,286	7.1%
Total Brazil	6,951	6,686	4.0%	654	540	21.3%	4,605	4,285	7.5%	12,210	11,510	6.1%	46,462	47,360	-1.9%	111,722	107,362	4.1%

Uruguay
Carrasco	2	0	-	1,561	1,546	1.0%	29	38	-23.6%	1,592	1,584	0.5%	25,590	23,010	11.2%	16,335	16,613	-1.7%
Punta del Este	0	0	-	116	97	19.0%	-	-	-	116	97	19.0%	-	-	-	7,952	6,946	14.5%
Total Uruguay	3	1	-	1,677	1,643	2.0%	29	38	-23.6%	1,708	1,681	1.6%	25,590	23,010	11.2%	24,287	23,559	3.1%

Ecuador
Guayaquil	1,379	1,370	0.7%	1,699	1,693	0.3%	52	62	-15.8%	3,130	3,126	0.2%	22,884	23,830	-4.0%	53,559	52,388	2.2%
Galápagos	403	400	0.8%	-	-	-	-	-	-	403	400	0.8%	3,717	3,951	-5.9%	4,802	4,532	6.0%
Total Ecuador	1,783	1,770	0.7%	1,699	1,693	0.3%	52	62	-15.8%	3,534	3,526	0.2%	26,601	27,781	-4.2%	58,361	56,920	2.5%

Armenia
Zvartnots	-	-	-	4,109	4,023	2.1%	121	-	-	4,231	4,023	5.2%	29,084	28,070	3.6%	31,730	29,539	7.4%
Shirak	-	-	-	105	81	29.5%	-	-	-	105	81	29.5%	-	-	-	635	531	19.6%
Total Armenia	-	-	-	4,214	4,104	2.7%	121	-	-	4,336	4,104	5.6%	29,084	28,070	3.6%	32,365	30,070	7.6%
Total CAAP	32,763	29,965	9%	25,643	23,164	11%	5,963	5,384	11%	64,369	58,513	10%	286,647	279,801	2%	650,972	610,129	7%

(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

Income Statement (in US$ thousands)

	3Q25	3Q24	% Var.	9M25	9M24	% Var.
Continuing operations
Revenue	527,272	461,809	14.2%	1,399,522	1,369,855	2.2%
Cost of services	-330,093	-319,845	3.2%	-897,163	-910,519	-1.5%
Gross profit	197,179	141,964	38.9%	502,359	459,336	9.4%
Selling, general and administrative expenses	-56,465	-47,111	19.9%	-158,406	-140,174	13.0%
Impairment loss of non-financial assets	-166		-	-166		-
Other operating income	9,535	7,702	23.8%	22,202	22,517	-1.4%
Other operating expenses	-3,136	-1,616	94.1%	-9,802	-5,645	73.6%
Operating income	146,947	100,939	45.6%	356,187	336,034	6.0%
Share of loss in associates	-987	-562	75.6%	-2,143	-829	158.5%
Income before financial results and income tax	145,960	100,377	45.4%	354,044	335,205	5.6%
Financial income	20,231	15,921	27.1%	47,698	55,070	-13.4%
Financial loss	-86,194	-31,849	170.6%	-197,081	153,118	-228.7%
Inflation adjustment	-1,040	-3,152	-67.0%	-5,694	-20,878	-72.7%
Income before income tax	78,957	81,297	-2.9%	198,967	522,515	-61.9%
Income tax	-20,231	-80,636	-74.9%	-58,722	-261,587	-77.6%
Income for the period	58,726	661	8784.4%	140,245	260,928	-46.3%
Attributable to:
Owners of the parent	55,052	14,675	275.1%	139,985	244,893	-42.8%
Non-controlling interest	3,674	-14,014	-126.2%	260	16,035	-98.4%

Balance Sheet (in US$ thousands)

	Sep 30, 2025	Dec 31, 2024
ASSETS
Non-current assets
Intangible assets, net	3,090,019	3,155,448
Property, plant and equipment, net	83,745	77,801
Right-of-use asset	9,814	9,921
Investments in associates	9,782	11,746
Other financial assets at fair value through profit or loss	5,044	4,237
Other financial assets at amortized cost	100,868	84,618
Deferred tax assets	12,629	13,372
Inventories	316	314
Other receivables	59,770	58,461
Trade receivables	11	18
Total non-current assets	3,371,998	3,415,936
Current assets
Inventories	14,886	11,410
Other financial assets at fair value through profit or loss	2,589	3,129
Other financial assets at amortized cost	117,978	82,923
Other receivables	62,772	63,156
Current tax assets	7,094	7,366
Trade receivables	176,832	157,546
Cash and cash equivalents	540,388	439,847
Total	922,539	765,377
Assets classified as held for sale	137	137
Total current assets	922,676	765,514
Total assets	4,294,674	4,181,450
EQUITY
Share capital	165,219	163,223
Share premium	221,434	183,430
Treasury shares	(4,035)	(4,094)
Free distributable reserve	378,910	378,910
Non-distributable reserve	1,358,028	1,358,028
Currency translation adjustment	(205,195)	(116,471)
Legal reserves	10,017	7,419
Other reserves	(1,334,984)	(1,319,682)
Retained earnings	856,254	718,511
Total attributable to owners of the parent	1,445,648	1,369,274
Non-controlling interests	56,851	148,686
Total equity	1,502,499	1,517,960

	Sep 30, 2025	Dec 31, 2024
LIABILITIES
Non-current liabilities
Borrowings	1,018,285	1,042,704
Derivative financial instruments liabilities	2,137	3,351
Deferred tax liabilities	386,332	383,369
Other liabilities	776,081	621,412
Lease liabilities	5,904	7,010
Trade payables	1,760	1,914
Total non-current liabilities	2,190,499	2,059,760
Current liabilities
Borrowings	101,177	115,367
Other liabilities	355,739	348,586
Lease liabilities	4,872	3,707
Derivative financial instruments liabilities	994
Current tax liabilities	23,509	15,307
Trade payables	115,385	120,763
Total current liabilities	601,676	603,730
Total liabilities	2,792,175	2,663,490
Total equity and liabilities	4,294,674	4,181,450

Statement of Cash Flow (in US$ thousands)

	Sep 30, 2025	Sep 30, 2024
Cash flows from operating activities
Income for the period from continuing operations	140,245	260,928
Adjustments for:
Amortization and depreciation	167,690	149,806
Deferred income tax	21,554	238,140
Current income tax	37,168	23,447
Impairment loss of non-financial assets	166	-
Share of loss in associates	2,143	829
Loss on disposals of property, plant and equipment	597	229
Gain on disposal of subsidiaries	-	(521)
Low value, short term and variable lease payments	(1,337)	(931)
Share based compensation expenses	689	873
Interest expenses	66,973	81,087
Other financial results, net	(8,554)	(16,196)
Net foreign exchange	43,098	(308,300)
Government subsidies per Covid-19 context	(720)	(79)
Other accruals	(397)	(3,260)
Inflation adjustment	(3,846)	(1,690)
Acquisition of intangible assets	(131,468)	(152,528)
Income tax paid	(27,158)	(32,002)
Collection due to concession compensation (*)	-	90,609
Unpaid concession fees	46,153	46,045
Changes in liability for concessions	65,022	66,369
Changes in working capital	(83,530)	(73,045)
Net cash provided by operating activities	334,488	369,810
Cash flows from investing activities
Cash contribution in associates	(380)	(293)
Acquisition of other financial assets	(148,513)	(123,299)
Disposals of other financial assets	100,468	106,800
Acquisition of property, plant and equipment	(10,705)	(7,148)
Acquisition of intangible assets	(1,283)	(1,082)
Proceeds from property, plant and equipment	169	16
Net cash inflow on disposal of subsidiaries	292	(413)
Other	2,993	(466)
Net cash used in investing activities	(56,959)	(25,885)
Cash flows from financing activities
Loans obtained	11,414	141,733
Guarantee deposits	(376)	282
Principal elements of lease payments	(3,336)	(3,352)
Loans repaid	(94,388)	(234,153)
Interest paid	(53,472)	(67,026)
Debt renegotiation expenses	(193)	(2,236)
Dividends paid to non-controlling interests in subsidiaries	(43,234)	(14,942)
Net cash used in financing activities	(183,585)	(179,694)

Increase in cash and cash equivalents from continuing operations	93,944	164,231

Movements in cash and cash equivalents
At the beginning of the period	439,847	369,848
Effect of exchange rate changes and inflation adjustment on cash and cash equivalents	6,597	(23,194)
Increase in cash and cash equivalents from continuing operations	93,944	164,231
At the end of the period	540,388	510,885